UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2013

On August 5, 2013, the registrant filed with the Tokyo Stock Exchange information as to the registrant’s financial condition and results of operations at and for the three months ended June 30, 2013. Attached hereto is a copy of the press release and supplementary data relating thereto, both dated August 5, 2013, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2014. The consolidated financial information of the registrant and that of its subsidiary, NTT DOCOMO, INC., included in the press release and the supplementary data relating thereto were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary NTT DATA CORPORATION, included in the press release and the supplementary data relating thereto were prepared on the basis of accounting principles generally accepted in Japan. The consolidated financial information of the registrant’s subsidiary, Dimension Data Holdings plc, included in the supplementary data related to the press release was prepared on the basis of International Financial Reporting Standards (“IFRS”). The financial information for the three months ended June 30, 2013 in the press release is unaudited.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Kazuhiko Nakayama
	Name:	Kazuhiko Nakayama
	Title:	General Manager
Investor Relations Office

Date: August 5, 2013

Financial Results Release	August 5, 2013
For the Three Months Ended June 30, 2013	[U.S. GAAP	]

Name of registrant: Nippon Telegraph and Telephone Corporation (“NTT”)

Code No.: 9432 (URL http://www.ntt.co.jp/ir/)

Stock exchanges on which the Company’s shares are listed: Tokyo

Representative: Hiroo Unoura, President and Chief Executive Officer

Contact: Kazuhiko Nakayama, Head of IR, Finance and Accounting Department / TEL +81-3-5205-5581

Scheduled date of filing quarterly securities report: August 6, 2013

Scheduled date of dividend payments: -

Supplemental material on quarterly results: Yes

Presentation on quarterly results: Yes (for institutional investors and analysts)

1.	Consolidated Financial Results for the Three Months Ended June 30, 2013 (April 1, 2013 – June 30, 2013)

Amounts are rounded off to the nearest million yen.

(1) Consolidated Results of Operations

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT
Three months ended June 30, 2013	2,609,117	1.3%	348,926	(1.0)%	356,084	2.7%	166,717	6.5%
Three months ended June 30, 2012	2,575,932	1.5%	352,307	0.9%	346,573	(1.5)%	156,560	2.3%

Note: Percentages above represent changes from the corresponding previous period.

	Basic Earnings per Share Attributable to NTT		Diluted Earnings per Share Attributable to NTT
Three months ended June 30, 2013	141.29	(yen)	—	(yen)
Three months ended June 30, 2012	127.93	(yen)	—	(yen)

Notes:	Comprehensive income (loss) attributable to NTT:	For the three months ended June 30, 2013:	220,856 million yen 9.3%
		For the three months ended June 30, 2012:	202,015 million yen 20.2%

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Total Equity	NTT Shareholders’ Equity	Equity Ratio (Ratio of NTT Shareholders’ Equity to Total Assets)	NTT Shareholders’ Equity per Share
June 30, 2013	19,427,602	10,561,782	8,253,691	42.5%	7,083.69 (yen)
March 31, 2013	19,549,067	10,522,003	8,231,439	42.1%	6,944.17 (yen)

Notes:	Figures for March 31, 2013 have been revised from those disclosed on May 10, 2013, as described in “2. Others (3) Change in significant accounting principles, procedures and presentation in quarterly consolidated financial statements” on page 8.

2.	Dividends

Annual Dividends
	End of the first quarter	End of the second quarter	End of the third quarter	Year-end	Total
Year Ended March 31, 2013	—	80.00 (yen)	—	80.00 (yen)	160.00 (yen)
Year Ending March 31, 2014	—	—	—	—	—
Year Ending March 31, 2014 (Forecasts)	—	80.00 (yen)	—	80.00 (yen)	160.00 (yen)

Note: Change in forecasts of dividends during the three months ended June 30, 2013: None

3.	Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2014 (April 1, 2013 – March 31, 2014)

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT		Basic Earnings per Share Attributable to NTT
Year Ending March 31, 2014	11,000,000	2.8%	1,230,000	2.3%	1,280,000	6.9%	585,000	12.1%	503.22	(yen)

Notes:	1.	Percentages above represent changes from the previous period.
	2.	Change in consolidated financial results forecasts for the fiscal year ending March 31, 2014 during the three months ended June 30, 2013: None
	3.	The percentage changes from the previous period for the forecasts for the fiscal year ending March 31, 2014 for “Income before Income Taxes” and “Net Income Attributable to NTT” have been revised from those disclosed on May 10, 2013 as a result of changes to the figures in NTT’s consolidated financial statements disclosed during the fiscal year ended March 31, 2013, as described in “2. Others (3) Change in significant accounting principles, procedures and presentation in quarterly consolidated financial statements” on page 8.

–  1  –

* Notes:

(1)	Change in significant consolidated subsidiaries during the three months ended June 30, 2013, which resulted in changes in the scope of consolidation: None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

Note:	This refers to the application of simplified or exceptional accounting for quarterly consolidated financial statements.

(3)	Change in significant accounting principles, procedures and presentation in quarterly consolidated financial statements

i.	Change due to revision of accounting standards and other regulations: Yes

ii.	Others: None

(For further details, please see “Others” on page 8.)

(4)	Number of shares outstanding (common stock)

i.	Number of shares outstanding (including treasury stock):

	June 30, 2013	:	1,323,197,235 shares

	March 31, 2013	:	1,323,197,235 shares
ii.	Number of treasury stock:
	June 30, 2013	:	158,029,177 shares

	March 31, 2013	:	137,822,603 shares
iii.	Weighted average number of shares outstanding:

For the three months ended June 30, 2013 : 1,179,990,268 shares

For the three months ended June 30, 2012 : 1,223,765,662 shares

* The figures for “Basic Earnings per Share Attributable to NTT” for the fiscal year ending March 31, 2014 (forecasts) are based on the assumption that NTT will repurchase 50 million shares or 250 billion yen of shares as resolved at the board of directors’ meeting held on May 10, 2013 authorizing repurchases up to these amounts and retain these as treasury stock.

* Presentation on the status of quarterly review process:

This earnings release is not subject to the quarterly review process as required by the Financial Instruments and Exchange Act of Japan. As of the date when this earnings release was issued, the review process on quarterly financial statements as required by the Financial Instruments and Exchange Act had not been finished.

* Explanation for forecasts of operation and other notes:

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available and certain assumptions that we regard as reasonable and therefore actual results may differ materially from those contained in or suggested by any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2014, please refer to pages 7 and 19.

On Monday, August 5, 2013, NTT will hold a presentation on its financial results for institutional investors and analysts. Shortly thereafter, NTT plans to post on its website explanatory details, along with the materials used at the presentation.

–  2  –

1. Qualitative Information

(1) Qualitative Information Relating to Consolidated Business Results

i. Consolidated results

Three-Month Period Ended June 30, 2013 (April 1, 2013 – June 30, 2013)

	(Billions of yen)
	Three Months Ended June 30, 2012	Three Months Ended June 30, 2013	Change	Percent Change
Operating revenues	2,575.9	2,609.1	33.2	1.3%
Operating expenses	2,223.6	2,260.2	36.6	1.6%
Operating income	352.3	348.9	(3.4)	(1.0)%
Income before income taxes and equity in earnings (losses) of affiliated companies	346.6	356.1	9.5	2.7%
Net income attributable to NTT	156.6	166.7	10.2	6.5%

During the three months ended June 30, 2013, pursuant to its Medium-Term Management Strategy, adopted in November 2012, entitled “Towards the Next Stage,” NTT worked to expand its global cloud services and to strengthen its network service competitiveness in order to become a “valued partner” that customers continue to select.

<Expansion of Global Cloud Services>

In order to expand its global cloud services, NTT Group will take advantage of its ability as a group company to provide comprehensive and integrated cloud services from the information and telecommunications platform stage, such as providing data centers and an IP backbone, to the ICT management and applications stage.

Specifically, NTT Group established a new company, NTT Innovation Institute, Inc. (“NTT I3”) to be a research and development base in the cutting-edge and fiercely competitive North American market. At the same time, NTT Group launched its cloud services under a unified brand “NTT clouds.” In addition, NTT Group reached an agreement to purchase all of the shares of Solutionary, Inc., in order to strengthen its competitiveness in the rapidly growing managed security service market.

In addition, NTT Group promoted the provision of data centers, which will be the foundation of its global cloud services. In order to ensure the uniformity of the quality of services and further upgrade its level of service, NTT newly established “NexcenterTM,” a brand for its data center services. NTT also launched the “Tokyo No. 6 Data Center,” boasting the largest scale of any data center in Tokyo with a total floor space of roughly 20,000 m², and the “Hong Kong Financial Data Center” with about 70,000 m² of total floor space meeting Tier IV quality standards, the highest quality level in the data center industry. NTT also commenced construction of new data centers in Malaysia and India.

<Strengthening Network Service Competitiveness>

In the fixed-line communications field, NTT Group continued to work to increase new subscribers and improve long-term customer retention for “FLET’S Hikari” services. For the eastern Japan area, NTT Group launched the “Single & Family Support Discount” service, which offers discounts on monthly usage fees for customers who pay monthly charges for two lines on a single bill, and also began accepting advance applications for the multi-function online storage service, “FLET’S Azukeru.”

In the mobile communications field, NTT Group worked to expand its smartphone user platform by launching the “XperiaTM A SO-04E” (*) and “GALAXY S4 SC-04E” smartphones as “DOCOMO’s twotop devices.” Further, in order to expand its Xi (LTE) service areas with high-speed and large-capacity capabilities, NTT Group increased the number of base stations that can support download speeds of up to 75Mbps, to 17,300 stations, and expanded its ultra-high-speed communications services, offering download speeds up to 112.5Mbps, to 130 cities nationwide. In addition, NTT Group began providing “Osusume Pack” and “Anshin Pack” that package services allowing convenient and secure smartphone use.

NTT Group worked to reduce costs related to fixed-line/mobile communications service in order to strengthen the competitiveness of its existing network services. Specifically, NTT worked to further increase the efficiency of its network facilities through the simplification and effective utilization of its existing network facilities, cost reductions in optical transmission line installation jobs by increasing jobs that do not require the dispatch of NTT employees, and also worked to further increase the efficiency of its maintenance and operational business.

–  3  –

As a result of these efforts, NTT Group’s consolidated operating revenues for the three months ended June 30, 2013 were ¥2,609.1 billion (an increase of 1.3% from the same period of the previous fiscal year), consolidated operating expenses were ¥2,260.2 billion (an increase of 1.6% from the same period of the previous fiscal year), consolidated operating income was ¥348.9 billion (a decrease of 1.0% from the same period of the previous fiscal year), consolidated net income before income taxes was ¥356.1 billion (an increase of 2.7% from the same period of the previous fiscal year), and net income attributable to NTT was ¥166.7 billion (an increase of 6.5% from the same period of the previous fiscal year).

Note:	The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States.

(*) Xperia is a trademark or registered trademark of Sony Mobile Communications AB.

ii. Segment results

Results by business segment are as follows.

Regional Communications Business Segment

Three-Month Period Ended June 30, 2013 (April 1, 2013 – June 30, 2013)

	(Billions of yen)
	Three Months Ended June 30, 2012	Three Months Ended June 30, 2013	Change	Percent Change
Operating revenues	900.4	866.8	(33.7)	(3.7)%
Operating expenses	879.8	823.5	(56.3)	(6.4)%
Operating income	20.6	43.3	22.7	110.3%

Operating revenues in the regional communications segment for the three-month period ended June 30, 2013 were ¥866.8 billion (a decrease of 3.7% from the same period of the previous fiscal year) due to the slowdown in the increase in number of “FLET’S Hikari” subscriptions. As a result, the increase in IP/packet communications revenues was unable to offset the decline in fixed voice related revenues resulting from the decline in fixed-line telephone subscriptions. On the other hand, operating expenses fell to ¥823.5 billion (a decrease of 6.4% from the same period of the previous fiscal year) due to a decrease in personnel expenses as a result of a decline in the number of employees and other factors, including reductions in sales-related expenses. As a result, segment operating income for the three-month period ended June 30, 2013 was ¥43.3 billion (an increase of 110.3% from the same period of the previous fiscal year).

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2013	As of June 30, 2013	Change	Percent Change
FLET’S Hikari (1)	17,300	17,521	220	1.3%
NTT East	9,750	9,902	151	1.6%
NTT West	7,550	7,619	69	0.9%
Hikari Denwa (2)	15,169	15,412	242	1.6%
NTT East	8,085	8,233	149	1.8%
NTT West	7,084	7,178	94	1.3%

Notes:

(1)	“FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.
(2)	The figures for Hikari Denwa indicate number of channels (in thousands).

–  4  –

Long Distance and International Communications Business Segment

Three-Month Period Ended June 30, 2013 (April 1, 2013 – June 30, 2013)

	(Billions of yen)
	Three Months Ended June 30, 2012	Three Months Ended June 30, 2013	Change	Percent Change
Operating revenues	402.3	416.0	13.7	3.4%
Operating expenses	371.7	381.7	10.0	2.7%
Operating income	30.5	34.3	3.8	12.4%

Operating revenues in the long distance and international communications business segment for the three-month period ended June 30, 2013 were ¥416.0 billion (an increase of 3.4% from the same period of the previous fiscal year). Although there was a decrease in fixed voice related revenues, operating revenues increased due to, among other things, an increase in system integration revenues and the depreciation of the yen. Operating expenses for the three-month period ended June 30, 2013 increased to ¥381.7 billion (an increase of 2.7% from the same period of the previous fiscal year) due to, among other things, the depreciation of the yen. As a result, segment operating income for the three-month period ended June 30, 2013 was ¥34.3 billion (an increase of 12.4% from the same period of the previous fiscal year).

Mobile Communications Business Segment

Three-Month Period Ended June 30, 2013 (April 1, 2013 – June 30, 2013)

	(Billions of yen)
	Three Months Ended June 30, 2012	Three Months Ended June 30, 2013	Change	Percent Change
Operating revenues	1,072.3	1,113.6	41.3	3.9%
Operating expenses	804.2	866.9	62.7	7.8%
Operating income	268.1	246.6	(21.4)	(8.0)%

Despite a decline in voice revenues due to the impact of “Monthly Support” discount programs and a decrease in billable MOU, operating revenues for the mobile communications business segment for the three-month period ended June 30, 2013 were ¥1,113.6 billion (an increase of 3.9% from the same period of the previous fiscal year) due to an increase in communications handset sales revenues as a result of the increase in smartphone handset sales and a steady increase in revenues associated with operations in new business sectors. The new eight business sectors are media and content, finance and settlement of payments, commerce, medical and healthcare, M2M (machine-to-machine), aggregation and platforms, environment and ecology and safety and security. On the other hand, despite NTT Group’s ongoing cost-cutting efforts, operating expenses for the three-month period ended June 30, 2013 were ¥866.9 billion (an increase of 7.8% from the same period of the previous fiscal year) due to an increase in revenue-linked expenses. As a result, segment operating income for the three-month period ended June 30, 2013 was ¥246.6 billion (a decrease of 8.0% from the same period of the previous fiscal year). MOU refers to average monthly minutes of use per subscriber.

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2013	As of June 30, 2013	Change	Percent Change
Mobile phone services	61,536	61,623	87	0.1%
FOMA	49,970	47,425	(2,545)	(5.1)%
Xi	11,566	14,198	2,632	22.8%
i-mode	32,688	30,689	(1,998)	(6.1)%
sp-mode	18,285	19,921	1,636	8.9%

Notes:

(1)	Number of Mobile service subscribers includes communication module service subscribers, in addition to “FOMA” service and “Xi” service subscribers.
(2)	Effective March 3, 2008, FOMA services became mandatory for subscription to “2in1” services. Such FOMA service subscriptions to “2in1” services are included in the number of Mobile service subscribers and also in the number of FOMA service subscribers.

–  5  –

Data Communications Business Segment

Three-Month Period Ended June 30, 2013 (April 1, 2013 – June 30, 2013)

	(Billions of yen)
	Three Months Ended June 30, 2012	Three Months Ended June 30, 2013	Change	Percent Change
Operating revenues	296.5	293.3	(3.2)	(1.1)%
Operating expenses	281.7	286.2	4.5	1.6%
Operating income	14.8	7.1	(7.7)	(52.1)%

Despite revenue growth due to the depreciation of the yen, operating revenues in the data communications business segment for the three-month period ended June 30, 2013 were ¥293.3 billion (a decrease of 1.1% from the same period of the previous fiscal year) due to, among other things, a decrease in revenues caused by the scaling down of existing large-scale systems. Operating expenses for the three-month period ended June 30, 2013 rose to ¥286.2 billion (an increase of 1.6% from the same period of the previous fiscal year) due to, among other things, the effects of unprofitable transactions and the depreciation of the yen. As a result, segment operating income for the three-month period ended June 30, 2013 was ¥7.1 billion (a decrease of 52.1% from the same period of the previous fiscal year).

Other Business Segment

Three-Month Period Ended June 30, 2013 (April 1, 2013 – June 30, 2013)

	(Billions of yen)
	Three Months Ended June 30, 2012	Three Months Ended June 30, 2013	Change	Percent Change
Operating revenues	250.7	289.6	38.9	15.5%
Operating expenses	235.4	275.8	40.4	17.2%
Operating income	15.3	13.7	(1.5)	(10.0)%

Operating revenues in the other business segment for the three-month period ended June 30, 2013 were ¥289.6 billion (an increase of 15.5% from the same period of the previous fiscal year) due to, among other things, increased revenues in the finance business. On the other hand, operating expenses for the three-month period ended June 30, 2013 were ¥275.8 billion (an increase of 17.2% from the same period of the previous fiscal year) due to, among other things, an increase in revenue-linked expenses. As a result, segment operating income for the three-month period ended June 30, 2013 was ¥13.7 billion (a decrease of 10.0% from the same period of the previous fiscal year).

–  6  –

(2) Qualitative Information Relating to Consolidated Financial Position

Consolidated cash flows from operating activities for the three-month period ended June 30, 2013 were ¥497.6 billion (an increase of ¥90.5 billion (22.2%) from the same period of the previous fiscal year). This increase in cash flows was due to, among other factors, an increase in the collection of installment receivables from mobile devices.

Consolidated cash flows from investing activities showed outlays of ¥546.2 billion (an increase in outlays of ¥50.7 billion (10.2%) from the same period of the previous fiscal year). This increase was due to, among other factors, a decrease in income from the redemption of short-term investments exceeding three months in duration.

Consolidated cash flows from financing activities amounted to cash outlays of ¥48.7 billion (an increase in outlays of ¥28.6 billion (142.7%) from the same period of the previous fiscal year). This increase was due to, among other factors, an increase in the amount of stock repurchased.

As a result of the above, NTT Group’s consolidated cash and cash equivalents as of June 30, 2013 were ¥870.7 billion, a decrease of ¥90.7 billion (9.4%) from the end of the previous fiscal year.

	(Billions of yen)
	Three Months Ended June 30, 2012	Three Months Ended June 30, 2013	Change	Percent Change
Cash flows from operating activities	407.1	497.6	90.5	22.2%
Cash flows from investing activities	(495.5)	(546.2)	(50.7)	(10.2)%
Cash flows from financing activities	(20.1)	(48.7)	(28.6)	(142.7)%

(3) Qualitative Information Relating to Consolidated Results Forecasts

There are no changes to the consolidated results forecasts for the fiscal year ending March 31, 2014 announced on May 10, 2013. NTT manages its business results on an annual basis, and does not prepare consolidated results forecasts for the six months ending September 30, 2013. For the assumptions used in the consolidated results forecasts and other related matters, please see page 19.

–  7  –

2. Others

(1)	Change in significant consolidated subsidiaries during the three months ended June 30, 2013, which resulted in changes in the scope of consolidation: None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change in significant accounting principles, procedures and presentation in quarterly consolidated financial statements

i.	Reclassification of accumulated other comprehensive income

Effective April 1, 2013, NTT Group adopted Accounting Standards Update (“ASU”) 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” issued by the Financial Accounting Standards Board (“FASB”).

This new accounting standard requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes thereto, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income (if the amount being reclassified is required to be reclassified in its entirety) or by way of cross-reference (if a partial reclassification). The adoption of this accounting standard did not have any impact on NTT Group’s financial conditions and results of operations.

ii.	Change in accounting estimate

Effective April 1, 2013, NTT Group has revised its estimate of the expected life of metal cables based on actual utilization to reflect an extended expected life. This modification complies with FASB Accounting Standards Codification Topic 250, Accounting Changes and Error Corrections, and will be applied going forward as a change in accounting estimates. The financial impact from this change in accounting estimate on the fiscal year ending March 31, 2014 to “Income before income taxes and equity in earnings (losses) of affiliated companies,” “Net income attributable to NTT” and “Per share of common stock” of “Net income attributable to NTT” is expected to be ¥5,785 million, ¥3,579 million, and ¥3.03, respectively.

iii.	Retrospective application of equity method for an investee

As a result of the application of the equity method for NTT Group’s investment in Philippine Long Distance Telephone Company from the beginning of the three months ended June 30, 2013, the equity method of accounting was applied retrospectively in accordance with Accounting Standards Codification Topic 323, Investments-Equity Method and Joint Ventures, issued by FASB. Consequently, the reported consolidated financial statements for the fiscal year ended March 31, 2013 have been revised in NTT Group’s consolidated financial statements for this retrospective application.

The impact on major items on the consolidated balance sheet as of March 31,2013, was a ¥140,512 million increase in “Investments in affiliated companies,” a ¥303,601 million decrease in “Marketable securities and other investments,” a ¥58,467 million increase in “Deferred income taxes” under “Investments and other assets” and a ¥85,456 million decrease in “Accumulated other comprehensive income (loss).”

The impact on major items on the consolidated statement of income for the year ended March 31, 2013, is a ¥3,452 million decrease in “Other, net” under “Other income (expenses),” a ¥1,614 million increase in “Equity in earnings (losses) of affiliated companies” and a ¥2,139 million decrease in “Net income attributable to NTT.”

The impact on “Net income attributable to NTT” under “Per share of common stock” is a decrease of ¥1.77.

iv.	Reclassifications

Effective as of three month period ended June 30, 2013, in connection with NTT Group’s current state of business and initiatives such as efforts to expand into new business areas in the mobile communications business, NTT has reclassified, among other things, part of its “Mobile Voice Related Services revenues” and “IP/Packet Communications Services revenues” as “Other revenues,” and part of its “Other revenues” as “System Integration revenues.” Results for the three months ended June 30, 2012 reflect such reclassification.

–  8  –

3. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2013	June 30, 2013	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥961,433	¥870,729	¥(90,704)
Short-term investments	53,753	35,521	(18,232)
Notes and accounts receivable, trade	2,428,099	2,275,957	(152,142)
Allowance for doubtful accounts	(44,961)	(43,693)	1,268
Accounts receivable, other	357,255	322,707	(34,548)
Inventories	350,721	371,990	21,269
Prepaid expenses and other current assets	338,794	482,177	143,383
Deferred income taxes	224,194	218,998	(5,196)

Total current assets	4,669,288	4,534,386	(134,902)

Property, plant and equipment:
Telecommunications equipment	13,432,047	13,293,165	(138,882)
Telecommunications service lines	15,143,239	15,197,001	53,762
Buildings and structures	5,993,215	6,016,939	23,724
Machinery, vessels and tools	1,868,972	1,900,770	31,798
Land	1,139,636	1,147,246	7,610
Construction in progress	334,326	354,629	20,303

	37,911,435	37,909,750	(1,685)
Accumulated depreciation	(28,134,748)	(28,184,894)	(50,146)

Net property, plant and equipment	9,776,687	9,724,856	(51,831)

Investments and other assets:
Investments in affiliated companies	551,883	570,055	18,172
Marketable securities and other investments	357,222	380,964	23,742
Goodwill	824,216	862,019	37,803
Software	1,340,682	1,316,384	(24,298)
Other intangibles assets	278,272	284,444	6,172
Other assets	997,989	1,016,645	18,656
Deferred income taxes	752,828	737,849	(14,979)

Total investments and other assets	5,103,092	5,168,360	65,268

Total assets	¥19,549,067	¥19,427,602	¥(121,465)

–  9  –

	Millions of yen
	March 31, 2013	June 30, 2013	Increase (Decrease)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥77,455	¥323,827	¥246,372
Current portion of long-term debt	703,304	575,335	(127,969)
Accounts payable, trade	1,436,643	1,116,960	(319,683)
Current portion of obligations under capital leases	16,368	16,088	(280)
Accrued payroll	437,609	358,933	(78,676)
Accrued interest	8,971	8,217	(754)
Accrued taxes on income	228,736	103,313	(125,423)
Accrued consumption tax	54,667	56,641	1,974
Advances received	183,723	200,803	17,080
Other	351,913	457,292	105,379

Total current liabilities	3,499,389	3,217,409	(281,980)

Long-term liabilities:
Long-term debt	3,234,631	3,340,782	106,151
Obligations under capital leases	36,254	35,881	(373)
Liability for employees’ retirement benefits	1,505,571	1,521,926	16,355
Accrued liabilities for point programs	156,233	137,537	(18,696)
Deferred income taxes	198,824	208,636	9,812
Other	396,162	403,649	7,487

Total long-term liabilities	5,527,675	5,648,411	120,736

Equity:
NTT shareholders’ equity
Common stock, no par value	937,950	937,950	—
Additional paid-in capital	2,827,612	2,827,248	(364)
Retained earnings	5,227,268	5,299,155	71,887
Accumulated other comprehensive income (loss)	(192,932)	(138,793)	54,139
Treasury stock, at cost	(568,459)	(671,869)	(103,410)

Total NTT shareholders’ equity	8,231,439	8,253,691	22,252

Noncontrolling interests	2,290,564	2,308,091	17,527

Total equity	10,522,003	10,561,782	39,779

Total liabilities and equity	¥19,549,067	¥19,427,602	¥(121,465)

–  10  –

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

THREE-MONTH PERIOD ENDED JUNE 30

Consolidated Statements of Income

	Millions of yen
	2012	2013	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥433,124	¥390,972	¥(42,152)
Mobile voice related services	337,598	271,251	(66,347)
IP / packet communications services	926,196	940,507	14,311
Sale of telecommunication equipment	168,419	231,616	63,197
System integration	455,079	487,339	32,260
Other	255,516	287,432	31,916

	2,575,932	2,609,117	33,185

Operating expenses:
Cost of services (exclusive of items shown separately below)	562,434	556,644	(5,790)
Cost of equipment sold (exclusive of items shown separately below)	179,425	198,084	18,659
Cost of system integration (exclusive of items shown separately below)	303,173	336,601	33,428
Depreciation and amortization	460,283	456,494	(3,789)
Impairment loss	170	82	(88)
Selling, general and administrative expenses	718,140	712,222	(5,918)
Goodwill and other intangible asset impairments	—	64	64

	2,223,625	2,260,191	36,566

Operating income	352,307	348,926	(3,381)

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(13,916)	(12,348)	1,568
Interest income	4,324	4,361	37
Other, net	3,858	15,145	11,287

	(5,734)	7,158	12,892

Income before income taxes and equity in earnings (losses) of affiliated companies	346,573	356,084	9,511

Income tax expense (benefit):
Current	112,197	119,718	7,521
Deferred	20,776	17,843	(2,933)

	132,973	137,561	4,588

Income before equity in earnings (losses) of affiliated companies	213,600	218,523	4,923

Equity in earnings (losses) of affiliated companies	2,918	3,089	171

Net income	216,518	221,612	5,094

Less – Net income attributable to noncontrolling interests	59,958	54,895	(5,063)

Net income attributable to NTT	¥156,560	¥166,717	¥10,157

Per share of common stock:
Weighted average number of shares outstanding (Shares)	1,223,765,662	1,179,990,268
Net income attributable to NTT (Yen)	¥127.93	¥141.29

Consolidated Statements of Comprehensive Income

	Millions of yen
	2012	2013	Increase (Decrease)
Net income	¥216,518	¥221,612	¥5,094
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on securities	(195)	10,668	10,863
Unrealized gain (loss) on derivative instruments	1,361	(3,785)	(5,146)
Foreign currency translation adjustments	45,748	54,735	8,987
Pension liability adjustments	3,855	2,979	(876)
Total other comprehensive income (loss)	50,769	64,597	13,828
Total comprehensive income (loss)	267,287	286,209	18,922
Less – Comprehensive income attributable to noncontrolling interests	65,272	65,353	81

Total comprehensive income (loss) attributable to NTT	¥202,015	220,856	¥18,841

–  11  –

(3) Consolidated Statements of Cash Flows

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen
	2012	2013	Increase (Decrease)
Cash flows from operating activities:
Net income	¥216,518	¥221,612	¥5,094
Adjustments to reconcile net income to net cash provided by operating activities –
Depreciation and amortization	460,283	456,494	(3,789)
Impairment loss	170	82	(88)
Deferred taxes	20,776	17,843	(2,933)
Goodwill and other intangible asset impairments	—	64	64
Loss on disposal of property, plant and equipment	21,719	17,515	(4,204)
Equity in (earnings) losses of affiliated companies	(2,918)	(3,089)	(171)
(Increase) decrease in notes and accounts receivable, trade	223,403	190,190	(33,213)
(Increase) decrease in inventories	(1,844)	(20,698)	(18,854)
(Increase) decrease in other current assets	(112,483)	(118,086)	(5,603)
Increase (decrease) in accounts payable, trade and accrued payroll	(373,192)	(255,444)	117,748
Increase (decrease) in accrued consumption tax	7,362	1,377	(5,985)
Increase (decrease) in accrued interest	(1,293)	(1,433)	(140)
Increase (decrease) in advances received	8,491	13,652	5,161
Increase (decrease) in accrued taxes on income	(93,517)	(126,419)	(32,902)
Increase (decrease) in other current liabilities	55,004	93,815	38,811
Increase (decrease) in liability for employees’ retirement benefits	12,087	20,059	7,972
Increase (decrease) in other long-term liabilities	(26,112)	(13,950)	12,162
Other	(7,328)	4,015	11,343

Net cash provided by operating activities	¥407,126	¥497,599	¥90,473

–  12  –

	Millions of yen
	2012	2013	Increase (Decrease)
Cash flows from investing activities:
Payments for property, plant and equipment	¥(438,573)	¥(426,547)	¥12,026
Payments for acquisitions of intangibles	(121,210)	(105,344)	15,866
Proceeds from sale of property, plant and equipment	2,906	805	(2,101)
Payments for purchase of non-current investments	(4,062)	(10,106)	(6,044)
Proceeds from sale and redemption of non-current investments	896	2,206	1,310
Acquisitions of subsidiaries, net of cash acquired	(6,057)	(13,003)	(6,946)
Payments for purchase of short-term investments	(217,227)	(20,081)	197,146
Proceeds from redemption of short-term investments	285,200	36,674	(248,526)
Other	2,590	(10,806)	(13,396)

Net cash used in investing activities	(495,537)	(546,202)	(50,665)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	42,670	201,872	159,202
Payments for settlement of long-term debt	(74,710)	(242,615)	(167,905)
Proceeds from issuance of short-term debt	620,168	775,604	155,436
Payments for settlement of short-term debt	(473,174)	(536,421)	(63,247)
Dividends paid	(85,664)	(94,830)	(9,166)
Proceeds from sale of (payments for acquisition of) treasury stock, net	3	(103,410)	(103,413)
Acquisition of treasury stock by subsidiary	(9)	(2,719)	(2,710)
Other	(49,337)	(46,143)	3,194

Net cash used in financing activities	(20,053)	(48,662)	(28,609)

Effect of exchange rate changes on cash and cash equivalents	4,508	6,561	2,053

Net increase (decrease) in cash and cash equivalents	(103,956)	(90,704)	13,252
Cash and cash equivalents at beginning of period	1,020,143	961,433	(58,710)

Cash and cash equivalents at end of period	¥916,187	¥870,729	¥(45,458)

Cash paid during the period for:
Interest	¥15,282	¥13,102	¥(2,180)
Income taxes, net	¥220,461	¥254,104	¥33,643

–  13  –

(4) Going Concern Assumption

None

(5) Business Segments

THREE-MONTH PERIOD ENDED JUNE 30

1.	Sales and operating revenues

	(Millions of yen)
	Three months ended June 30, 2012	Three months ended June 30, 2013	Increase (Decrease)
Regional communications business
External customers	794,905	763,216	(31,689)
Intersegment	105,528	103,563	(1,965)

Total	900,433	866,779	(33,654)

Long-distance and international communications business
External customers	376,575	391,871	15,296
Intersegment	25,693	24,128	(1,565)

Total	402,268	415,999	13,731

Mobile communications business
External customers	1,065,812	1,103,871	38,059
Intersegment	6,469	9,702	3,233

Total	1,072,281	1,113,573	41,292

Data communications business
External customers	259,484	269,018	9,534
Intersegment	36,969	24,262	(12,707)

Total	296,453	293,280	(3,173)

Other business
External customers	79,156	81,141	1,985
Intersegment	171,558	208,437	36,879

Total	250,714	289,578	38,864

Elimination	(346,217)	(370,092)	(23,875)

Consolidated total	2,575,932	2,609,117	33,185

2.	Segment profit

	(Millions of yen)
	Three months ended June 30, 2012	Three months ended June 30, 2013	Increase (Decrease)
Segment profit
Regional communications business	20,585	43,280	22,695
Long-distance and international communications business	30,527	34,303	3,776
Mobile communications business	268,063	246,643	(21,420)
Data communications business	14,787	7,087	(7,700)
Other business	15,268	13,744	(1,524)

Total segment profit	349,230	345,057	(4,173)

Elimination	3,077	3,869	792

Consolidated total	352,307	348,926	(3,381)

–  14  –

(6) NTT Shareholders’ Equity

1. Dividends

Cash dividends paid

Resolution	The shareholders’ meeting on June 25, 2013
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥94,830 million
Cash dividends per share	¥80
Date of record	March 31, 2013
Date of payment	June 26, 2013

2. Significant Changes in NTT Shareholders’ Equity

None

3. Others

On May 10, 2013, the board of directors of NTT resolved that NTT may acquire up to 50 million shares of its outstanding common stock for an amount in total not exceeding ¥250 billion from May 13, 2013 through March 31, 2014. Based on this resolution, NTT repurchased 20,201,200 shares of its common stock for a total purchase price of ¥103,384 million between May 2013 and June 2013.

NTT also repurchased 7,914,100 shares of its common stock for a total purchase price of ¥41,258 million in July 2013.

(7) Subsequent Events

Please see note 6 regarding NTT’s repurchase of its common stock.

–  15  –

4. (Reference)

NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) Non-Consolidated Balance Sheets

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	March 31, 2013	June 30, 2013
ASSETS
Current assets:
Cash and bank deposits	20,869	18,857
Accounts receivable, trade	2,769	229
Supplies	227	186
Subsidiary deposits	101,312	16,783
Other	431,032	434,934

Total current assets	556,211	470,991

Fixed assets:
Property, plant and equipment	169,788	166,969
Intangible fixed assets	43,905	40,939
Investments and other assets
Investments in subsidiaries and affiliated companies	5,073,510	5,073,536
Long-term loans receivable to subsidiaries	1,588,072	1,618,072
Other	36,364	36,718

Total investments and other assets	6,697,946	6,728,327

Total fixed assets	6,911,640	6,936,237

TOTAL ASSETS	7,467,851	7,407,229

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

–  16  –

(Reference)

	Millions of yen
	March 31, 2013	June 30, 2013
LIABILITIES
Current liabilities:
Accounts payable, trade	184	11
Current portion of corporate bonds	120,000	130,000
Current portion of long-term borrowings	223,300	142,500
Accrued taxes on income	19,708	—
Deposit received from subsidiaries	89,376	86,873
Other	32,151	37,015

Total current liabilities	484,720	396,400

Long-term liabilities:
Corporate bonds	1,046,258	1,076,225
Long-term borrowings	1,021,530	1,021,530
Long-term borrowings from subsidiary	240,000	240,000
Liability for employees’ retirement benefits	31,858	32,162
Asset retirement obligations	1,140	1,146
Other	1,171	1,163

Total long-term liabilities	2,341,959	2,372,227

TOTAL LIABILITIES	2,826,680	2,768,628

NET ASSETS
Shareholders’ equity:
Common stock	937,950	937,950
Capital surplus	2,672,826	2,672,826
Earned surplus	1,598,861	1,699,700
Treasury stock	(568,458)	(671,869)

Total shareholders’ equity	4,641,179	4,638,607

Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	(7)	(7)

Total unrealized gains (losses), translation adjustments, and others	(7)	(7)

TOTAL NET ASSETS	4,641,171	4,638,600

TOTAL LIABILITIES AND NET ASSETS	7,467,851	7,407,229

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

–  17  –

(Reference)

(2) Non-Consolidated Statements of Income

THREE-MONTH PERIOD ENDED JUNE 30

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2012	2013
Operating revenues	227,305	229,877
Operating expenses	34,130	33,266

Operating income	193,175	196,611

Non-operating revenues:
Interest income	6,444	5,475
Lease and rental income	2,926	2,844
Miscellaneous income	203	540

Total non-operating revenues	9,574	8,860

Non-operating expenses:
Interest expenses	4,216	3,803
Corporate bond interest expenses	4,688	3,918
Miscellaneous expenses	1,467	1,680

Total non-operating expenses	10,372	9,401

Recurring profit	192,377	196,069

Income before income taxes	192,377	196,069

Income taxes	611	400

Net income	191,766	195,668

(Reference) Major components of operating revenues
Dividends received	190,171	195,031
Revenues from group management	4,750	4,626
Revenues from basic R&D	30,250	28,625

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

–  18  –

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

–  19  –

Attachment

Nippon Telegraph and Telephone Corporation

August 5, 2013

NTT’s Shares and Shareholders (as of June 30, 2013)

1.	Classification of Shareholders

Details	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	Government and Public Bodies	Financial Institutions	Securities Firms	Other Domestic Corporations	Foreign Corporations, etc.		Domestic Individuals, etc.	Total
					Non- Individuals	Individuals
Total Holders	3	270	78	6,981	1,081	943	855,436	864,792	—
Total Shares (Units)	4,312,319	1,968,616	65,548	168,166	3,029,339	5,806	3,665,091	13,214,885	1,708,735
%	32.63	14.90	0.50	1.27	22.92	0.04	27.73	100.00	—

Notes:

(1)	“Domestic Individuals, etc.” includes 1,580,294 units of treasury stock, and “Shares Representing Less Than One Unit” includes 77 shares of treasury stock. 158,029,477 shares of treasury stock are recorded in the shareholders’ register; the actual number of treasury stock shares at the end of June 30, 2013 was 158,029,177.
(2)	“Other Domestic Corporations” includes 159 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.
(3)	The number of shareholders who only own shares representing less than one unit is 226,940.

2.	Classification by Number of Shares

	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
Details	At Least 1,000 Units	At Least 500 Units	At Least 100 Units	At Least 50 Units	At Least 10 Units	At Least 5 Units	At Least 1 Unit	Total
Number of Holders	388	160	837	1,010	24,645	56,443	781,309	864,792	—
%	0.04	0.02	0.10	0.12	2.85	6.53	90.35	100.00	—
Total Shares (Units)	10,941,105	109,888	169,600	65,448	379,132	342,923	1,206,789	13,214,885	1,708,735
%	82.79	0.83	1.28	0.50	2.87	2.59	9.13	100.00	—

Notes:

(1)	“At Least 1,000 Units” includes 1,580,294 units of treasury stock, and “Shares Representing Less Than One Unit” includes 77 shares of treasury stock.
(2)	“At Least 100 Units” includes 159 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.

3.	Principal Shareholders

Name	Share Holdings (in thousands of shares)	Percentage of Total Shares Issued (%)
The Minister of Finance	431,231	32.59
Japan Trustee Services Bank, Ltd. (Trust Account)	48,975	3.70
The Master Trust Bank of Japan, Ltd. (Trust Account)	37,138	2.81
Japan Trustee Services Bank, Ltd. (Trust Account 9)	18,533	1.40
SSBT OD05 Omnibus Account – Treaty Clients	15,062	1.14
Moxley and Co LLC	14,577	1.10
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	13,099	0.99
NTT Employee Share-Holding Association	10,273	0.78
State Street Bank and Trust Company 505224	8,904	0.67
State Street Bank and Trust Company 505225	8,522	0.64

Total	606,318	45.82

Note: The Company’s holdings of treasury stock (158,029,177 shares) are not included in the above table.

–  20  –

NTT

Financial Results for the Three Months Ended June 30, 2013

August 5, 2013

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

* “E” in this material represents that the figure is a plan or projection for operation.

** “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

*** “1Q” in this material represents the 3-month period beginning on April 1 and ending on June 30.

Financial Results for the three Months Ended June 30, 2013

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

FY2013/1Q Highlights

NTT


Consolidated Operating Income
(Billions of yen)
1Q
FY
1,202.0
1,230.0 (forecast)
352.3
348.9
FY2012
FY2013


Global Revenues
(Billions of yen)
1Q
FY
954.1
1,200.0 (forecast)
228.2
267.0
FY2012
FY2013

Operating Revenues and Operating Income remain unchanged from the previous fiscal year and are expected to meet FY2013 1,230.0 billion yen earnings target

Expansion of global cloud services

Overseas sales: 38.7 billion yen increase year-over-year, representing over 10% of consolidated net sales.

Percentage of sales to overseas corporations: 37% (4% increase year-over-year)

Enhanced competitiveness of network services

➢ Expansion of NTT's user base

Fixed line: 17.52 million FLET'S Hikari subscribers.
(net increase of 220,000 from the end of FY2012)

Mobile: Over 20 million smartphone users.
14.20 million Xi subscribers .
(net increase of 2.63 million from the end of FY2012)

Video: 3.55 million Hikari TV and FLET'S TV subscribers, 4.46 million "dvideo" subscribers.

➢ Cost reductions

Cost reductions related to fixed line and mobile access: approx. 50% progress toward medium-term target of 400 billion yen reduction .(by the end of FY2014)

Increased shareholder returns

As of July 31, 2013, NTT had completed 153.1 billion yen in stock repurchases, on track with its 250.0 billion yen repurchase plan.

Financial Results for the three Months Ended June 30, 2013
−2−
Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

FY2013/1Q Consolidated Results and Forecasts Highlights (U.S. GAAP)

Operating Revenues and Operating Income remain relatively unchanged from the previous year, and Operating Income is expected to meet FY2013 1,230.0 billion yen earnings target.

Net income reached 166.7 billion yen, a 6.5% increase year-over-year and a 5-year record.

Operating

Revenues

Operating

Expenses

Operating

Income

Net Income

2,609.1

2,260.2

348.9

166.7

FY2013/1Q

Change

year-on-year

+33.2

+36.6

(3.4)

+10.2

[%]

+1.3%

+1.6%

(1.0)%

+6.5%

FY2012/1Q

2,575.9

2,223.6

352.3

156.6

FY2013

Forecasts

11,000.0

9,770.0

1,230.0

585.0

(Billions of yen)

% progress

compared to

FY2013

Forecasts

23.7%

23.1%

28.4%

28.5%

Net income represents net income attributable to NTT, excluding noncontrolling interests.

Financial Results for the three Months Ended June 30, 2013 3 Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2013/1Q Contributing Factors by Segment

Regional communications business: Although the downward trend in Operating Revenues has continued, profits have increased due to cost controls, among other things.

Long distance and international communications business: Operating Revenues increased due to an increase in overseas sales, and Operating Income increased due to improvements in operational efficiency.

Mobile communications business: Despite an increasing sale in the number of handsets, Operating Income decreased due to an increase in depreciation costs and asset retirement costs.

Data communications business: Although sales remained relatively unchanged from the previous year, Operating Income decreased due to the impact of unprofitable projects.

Operating

Revenues

2,575.9

FY2012/1Q

Operating

Expenses

2,223.6

FY2012/1Q

Operating

Income

FY2012/1Q

352.3

Financial Results for the three Months Ended June 30, 2013

[year-on-year+33.2]

Long distance and

international

communications business

33.7

13.7

Regional

communications

business

[year-on-year+36.6]

Regional

Long distance and

communications

international

business

communications

56.3

business

10.0

[year-on-year(3.4)]

Regional

Long distance and

communications

international

business

communications

business

22.7

3.8

4

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Mobile

communications

business

41.3

Mobile

communications

business

62.7

Mobile

communications

business

21.4

3.2

Data

communications business

4.5

Data

communications

business

Data

communications

business

7.7

38.9

Other

business

40.4

Other

business

Other business

1.5

23.9

intersegment/Others Elimination of

24.7

Elimination of

intersegment/Others

Elimination of

intersegment/

Others

0.8

(Billions of yen)

2,609.1

FY2013/1Q

2,260.2

FY2013/1Q

FY2013/1Q

348.9 Financial Results for the three Months Ended June 30, 2013

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Efforts to Expand Services

NTT

Growth of Global Business

- **Increased data center locations in response to strong demand**
  - ・TOKYO NO.6 DATA CENTER (7,200 square meters, April), Hong Kong's First Financial Data Centre (7,400 square meters, May).
- **Developed advance services to accelerate the transition to the cloud**
  - ・Launched "On Premise Connection Service," the world's first SDN cloud migration service .
- **Strengthened service delivery system**
  - ・Acquired North American security service provider Solutionary (scheduled to close in August).
- **Increased orders that exploit the collective strengths of NTT Group**
  - ・Received project orders from the Texas Department of Transportation.
  - ・Received Salesforce.com data center orders for Europe, the Middle East and Africa.

Expansion of Application/Content Business

- **Launched cloud TV game "Hikari TV Game" and tuner support for smart TVs.**
- **Expansion of "dmarket": 4.46 million "dvideo" subscribers, 1.25 million "dhits" subscribers, 810,000 "danime store" subscribers.**

Development of Wi-Fi Platform (Business)

- **Expanded information delivery platform for customers in every industry: Municipality (Okinawa, Yokohama, among others), Transportation (JR Tokai, Tokyo Metro, among others), Stadium (Seibu Dome) .**

Financial Results for the three Months Ended June 30, 2013

－5－

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Progress of Broadband Services

Number of Subscribers for Fixed Broadband Services

The number of FLET’S Hikari subscribers increased 220,000 to 17.52 million as a result of initiatives to strengthen sales efforts and promote continued use.

NTT Group aims to achieve its annual targets by attracting new customers through discount services and promoting continued use through aggressive expansion of Hikari BOX+.

Number of subscribers

(Thousands)

Changes from the preceding quarter

1

2

3

1 Number of FLET’S Hikari subscribers includes B FLET’S, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT West.

2 Number of opened connections excludes openings due to relocations.

3 Number of Hikari Denwa subscribers is calculated by number of thousand channels.

Financial Results for the three Months Ended June 30, 2013

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Mobile Broadband Services

The number of Xi subscribers grew steadily, reaching 14.2 million.

NTT Group will work to achieve a net increase in subscribers by continuing to provide attractive handsets, enhancing appeal to customers and thoroughly improving the quality of Xi.

Number of subscribers

(Thousands)

Changes from the preceding quarter

The number of communication module service subscribers is included in FOMA subscribers.

Financial Results for the three Months Ended June 30, 2013

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

ARPU of Fixed Broadband Services (FLET’S Hikari)

Optional Service increased year-over-year due to an increase in the number of Hikari phone subscribers. Basic Monthly Charge decreased year-over-year as a result of increased service discounts.

NTT East Optional Service

Basic Monthly Charge

(Yen)

NTT West

(Yen)

FLET’S Hikari includes B FLET’S, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT East and B FLET’S, FLET’S Hikari Premium,

FLET’S Hikari Mytown, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT West. Commencing in the fiscal year ending March 31, 2014, NTT East and NTT West began including in their respective FLET’S Hikari ARPU calculations revenues from NTT East’s and NTT West’s “FLET’S VPN WIDE” virtual private network option. NTT East’s and NTT West’s FLET’S Hikari ARPU for the three months ended Jun. 30, 2012, Sept. 30, 2012, Dec. 31, 2012, Jun. 30, 2013 and Mar. 31, 2013 and for the fiscal year ended March 31, 2013 have been revised to include revenues from “FLET’S VPN Wide.” Please see page 23 regarding the calculation of ARPU.

Financial Results for the three Months Ended June 30, 2013

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

ARPU of Mobile Broadband Services (FOMA, Xi)

Voice ARPU decreased year-over-year as a result of the impact of increased monthly support discounts. Packet ARPU increased year-over-year due to an increase in the number of Xi subscribers and increased smartphone use.

Smart ARPU increased year-over-year due to the expansion of dmarket and other new services.

(Yen)

Communication module service subscribers and the revenues thereof are not included in the calculation of mobile broadband services ARPU. Please see page 23 regarding the calculation of ARPU.

Financial Results for the three Months Ended June 30, 2013

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Video Services

The number of Hikari TV and FLET’S TV subscribers increased to 3.55 million.

NTT Group continues to expand its customer base through upgrading its smart TV and other services and undertaking multi-device initiatives.

3,020

3,168

3,297

3,457

3,552

4,193

2,122

2,235

2,330

2,453

2,520

3,000

898 933 967 1,003 1,032 1,193

2012.6 2012.9 2012.12 2013.3 2013.6 FY2013E

0 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000

“FLET’S TV” requires a subscription to “FLET’S TV Transmission Service,” provided by NTT East and NTT West, and a subscription to Opticast Inc.’s broadcast service, “Opticast Facility Use Services.”

Financial Results for the three Months Ended June 30, 2013

(thousands)

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Financial Information

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT East Financial Results

Although Operating Revenues decreased as a result of lower revenues from Voice Transmission Services, Operating Income increased due to streamlined expenses.

Operating

Revenues

Operating

Expenses

Operating

Income

449.5

FY2012/1Q

433.7

FY2012/1Q

15.8

FY2013/1Q

11.0

(2.5)

Voice Transmission Services (16.9)

IP Services

Others

23.5

(5.4)

Personnel expenses

Expenses for purchase of goodsand services and other expenses (15.8)

Depreciation expenses and losson disposal of assets

12.5

+79.2

438.4

+9.2

(3.3)

(0.8)

(6.9)

Progress

24.6%

FY2013/1Q

Progress

23.9%

410.1

FY2013/1Q

Progress

43.5%

28.3

1,831.7

FY2012

1,766.7

FY2012

65.0

FY2013E

48.7

(2.7)

Voice Transmission Services

IP Services

Others

48.7

(2.8)

Personnel expenses

Expenses for purchase of goods and

services and other expenses

Depreciation expenses and loss

on disposal of assets

±0

±0

(Billions of yen)

1,783.0

(67.1)

+7.1

+11.3

FY2013E

(0.9) 1,718.0

(27.8)

(19.9)

FY2013E

65.0

Financial Results for the three Months Ended June 30, 2013

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT West Financial Results

Although Operating Revenues decreased as a result of lower revenues from Voice Transmission Services, Operating Income increased due to streamlined expenses.

Operating

Revenues

Operating

Expenses

Operating

Income

402.9

FY2012/1Q

398.0

FY2012/1Q

4.9

FY2013/1Q

14.1

(3.5)

Voice Transmission Services (15.6)

IP Services

Others

20.7

(5.2)

Personnel expenses

Expenses for purchase of goods

and services and other expenses (13.2)

Depreciation expenses and loss

on disposal of assets

6.5

+131.9

388.8

+3.9

(2.3)

(2.0)

(5.4)

Progress

24.4%

FY2013/1Q

Progress

24.0%

377.3

FY2013/1Q

Progress

57.7%

11.5

1,627.9

FY2012

1,608.7

FY2012

19.2

FY2013E

35.9

(2.2)

Voice Transmission Services

IP Services

Others

36.7

(2.3)

Personnel expenses

Expenses for purchase of goods and

services and other expenses

Depreciation expenses and loss

on disposal of assets

0.7

+4.1%

(58.8)

+23.0

(0.2)

(4.4)

(11.1)

(21.1)

(Billions of yen)

1,592.0

FY2013E

1,572.0

FY2013E

20.0

Financial Results for the three Months Ended June 30, 2013

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT Communications Financial Results

Although the downward trend in Operating Revenues continued, Operating Income increased due to improvements in operational efficiency.

Operating

Revenues

Operating

Expenses

Operating

Income

230.5

FY2012/1Q

200.8

FY2012/1Q

29.7

FY2013/1Q

5.0

(2.2)

Voice Transmission Service

IP Services

Others

7.8

(3.9)

Personnel expenses

Expenses for purchase of goods

and services and other expenses (6.4)

Depreciation expenses and loss

on disposal of assets

2.7

+9.2

(6.5)

(0.0)

+1.4

(2.4)

+1.0

Progress

24.4%

225.4

FY2013/1Q

Progress

23.7%

192.9

FY2013/1Q

Progress

29.0%

32.4

944.8

FY2012

826.6

FY2012

118.1

FY2013E

19.8

(2.1)

Voice Transmission Services

IP Services

Others

13.6

(1.7)

Personnel expenses

Expenses for purchase of goods and

services and other expenses

Depreciation expenses and loss

on disposal of assets

6.1

(5.2)

(24.9)

+0.1

+4.9

5.4

(6.1)

(2.0)

(Billions of yen)

925.0

FY2013E

813.0

FY2013E

112.0

Financial Results for the three Months Ended June 30, 2013

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Consolidated)

NTT DATA Financial Results

Although Operating Revenues remained unchanged from the prior year, Operating Income decreased due to the impact of unprofitable projects.

(Billions of yen)

Operating

Revenues

294.0

FY2012/1Q

Operating

Expenses

280.6

FY2012/1Q

Operating

Income

13.3

FY2013/1Q

0.1

+0.1

8.3

+3.0

8.2

(61.6)

Progress

22.1%

294.1

FY2013/1Q

Progress

23.3%

289.0

FY2013/1Q

Progress

5.7%

5.1

1,301.9

FY2012

1,216.2

FY2012

85.6

FY2013E

28.0

+2.2

23.7

+2.0

4.3

+5.0

1,330.0

FY2013E

1,240.0

FY2013E

90.0

Financial Results for the three Months Ended June 30, 2013

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (U.S. GAAP Consolidated)

NTT DOCOMO Financial Results

Operating Income decreased due to an increase in depreciation and asset retirement costs, despite an increase in handset sales.

Operating

Revenues

Operating

Expenses

Operating

Income

1,072.3

FY2012/1Q

809.7

FY2012/1Q

262.6

FY2013/1Q

41.3

+3.9

56.4

+7.0

15.2

(5.8)

Progress

24.0%

1,113.6

FY2013/1Q

Progress

22.8%

866.1

FY2013/1Q

Progress

29.5%

247.5

Financial Results for the three Months Ended June 30, 2013 15 Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

(Billions of yen)

4,470.1

FY2012

3,632.9

FY2012

837.2

FY2013E

169.9

+3.8

167.1

+4.6

2.8

+0.3

4,640.0

FY2013E

3,800.0

FY2013E

840.0

Details of Difference Between Consolidated Operating Income and Total Operating Income of

5 Major Subsidiaries

FY2012/1Q

326.5

Total operating income

of 5 major subsidiaries

(JPN GAAP)

FY2013/1Q

324.9

Total operating income

of 5 major subsidiaries

(JPN GAAP)

24.1

NTT (Holding Company): 3.0

NTT URBAN DEVELOPMENT (Consolidated):10.3

NTT COMWARE: 2.3

NTT FINANCE (Consolidated): 2.1

Outsourcing companies (East): 1.0

Outsourcing companies (West): 0.3

Other companies: 4.9

Total operating income of subsidiaries other than

the 5 major ones (excluding the effect of

dividends received by NTT (Holding Company))

16.0

NTT (Holding Company): 1.5

NTT URBAN DEVELOPMENT (Consolidated): 10.4

NTT COMWARE: (0.2)

NTT FINANCE (Consolidated): 5.9

Outsourcing companies (East): 1.0

Outsourcing companies (West): (3.7)

Other companies: 0.9

Total operating income of subsidiaries other than

the 5 major ones (excluding the effect of

dividends received by NTT (Holding Company))

1.6

Pension (actuarial difference, etc.): (1.4)

Depreciation of engineering facilities: (7.0)

Adjustments between operating and non-

operating items, including eliminations, etc.

Elimination and

U.S. GAAP

adjustments

8.0

Pension (actuarial difference, etc): 4.9

Depreciation of engineering facilities: (6.0)

Adjustments between operating and non-operating

items, including eliminations, etc.

Elimination and

U.S. GAAP

adjustments

(Billions of yen)

352.3

Consolidated operating

income

(U.S. GAAP)

348.9

Consolidated operating

income

(U.S. GAAP)

Financial Results for the three Months Ended June 30, 2013

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Details of Consolidated Cash Flows

FCF increased by 39.8 billion yen year-over-year as a result of increased collection of handset installment sales receivables, among other things.

Cash flows from Cash flows from FCF Cash flows from

operating activities investing activities(A) + (B) financing activities

(A)(B)

Billions of yen

(50.7) +39.8(28.6)

+90.5

Increase/Decrease from the same period of the previous fiscal year

Financial Results for the three Months Ended June 30, 2013

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Appendices

Appendices

Capital Appendices Investment

(Billions of yen)

1,970.0

1,870.0

FY2011 FY2012 FY2013E

Financial Results for the three Months Ended June 30, 2013

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Appendices

Shareholders Returns

(yen)

- Pay

Dividends * perout Dividend share ratio

* Figures for FY2012 have been revised to reflect the retroactive application of equity method accounting for PLDT.

(Billions of yen)

Share Up to *

July 31 buy Repurchase status backs 153.1 billion yen

*NTT may repurchase up to 50 million shares, or up to 250 billion yen, of its common stock by the end of the fiscal year ending March 31, 2014.

Financial Results for the three Months Ended June 30, 2013

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Appendices

FY2013/1Q Details of Financial Results (Per Item)

NTT

Operating Revenues [year-on-year : +33.2]


(Billions of yen)
2,575.9
Voice related services revenues
108.5
Fixed voice
Mobile voice
Fixed voice : (42.2)
Mobile voice : (66.3)
SI revenues and sales of telecommunications equipment
95.5
Systems Integration
Telecommunications equipment
Systems Integration : +32.3
Telecommunications equipment (Fixed-line): (0.6)
Telecommunications equipment (Mobile) : +63.8
Fixed IP/packet : +6.6
Mobile IP/packet: +7.5
Other : +0.2
IP/packet communications services revenues
14.3
Fixed IP/packet
Mobile IP/packet
Other revenues
31.9
2,609.1
FY2012/1Q
FY2013/1Q

Operating Expenses [year-on-year : +36.6]


2,223.6
0.7
Depreciation expenses and loss on disposal of assets
24.5
Expenses for purchase of goods and services and other expenses
10.5
Personnel expenses
2.3
Other expenses
2,260.2
FY2012/1Q
FY2013/1Q

※ Beginning with FY2013, NTT Group revised a portion of its breakdown of Operating Revenue components. As a result, each of the components of Operating Revenues for FY2012 have been adjusted to reflect this change.

Financial Results for the three Months Ended June 30, 2013
—20—
Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Details Appendices of Consolidated Balance Sheet

March 31, 2013 June 30, 2013

(Billions of yen)

19,549.1

19,427.6

Liabilities

Assets Liabilities

Assets 9,027.1

19,427.6 8,865.8 19,549.1 (161.2)

Interest-Bearing (121.5) Debt

4,036.0 Interest-Bearing Debt 4,263.0 +227.0 Liability for Employees’ Retirement Benefits Liability for Employees’

1,505.6 Depreciable Assets Retirement Benefits Depreciable Assets 1,521.9 (property, plant and

(property, plant and +16.4 equipment) equipment) 8,223.0 8,302.7 (79.7)

Equity Equity

10,522.0 10,551.8

+39.8 Deferred Tax Deferred Tax Assets

Assets (non-current) Treasury Stock Treasury Stock (non-current) 737.8 (671.9) (568.5) 752.8(15.0) [103.4)]

* Figures for March 31, 2013 have been revised to reflect the retroactive application of equity method accounting for PLDT.

Financial Results for the three Months Ended June 30, 2013 21 Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Appendices

Consolidated and Main Subsidiaries' Financial Results for FY2013/1Q

NTT

(Billions of yen)

	NTT Consolidated [1] (U.S. GAAP)	NTT (Holding Company) Non-Consolidated (JPN GAAP)	NTT East Non-Consolidated (JPN GAAP)	NTT West Non-Consolidated (JPN GAAP)	NTT Com Non-Consolidated (JPN GAAP)	NTT DATA Consolidated (JPN GAAP)	NTT DOCOMO Consolidated (U.S. GAAP)
Operating Revenues	**2,609.1**	**229.8**	**438.4**	**388.8**	**225.4**	**294.1**	**1,113.6**
Change year-on-year	33.2	2.5	(11.0)	(14.1)	(5.0)	0.1	41.3
(% change)	1.3%	1.1%	(2.5)%	(3.5)%	(2.2)%	0.1%	3.9%
Forecasts for FY2013	11,000.0	433.0	1,783.0	1,592.0	925.0	1,330.0	4,640.0
(% progress)	23.7%	53.1%	24.6%	24.4%	24.4%	22.1%	24.0%
Operating Expenses	**2,260.2**	**33.2**	**410.1**	**377.3**	**192.9**	**289.0**	**866.1**
Change year-on-year	36.6	(0.8)	(23.5)	(20.7)	(7.8)	8.3	56.4
(% change)	1.6%	(2.5)%	(5.4)%	(5.2)%	(3.9)%	3.0%	7.0%
Forecasts for FY2013	9,770.0	149.0	1,718.0	1,572.0	813.0	1,240.0	3,800.0
(% progress)	23.1%	22.3%	23.9%	24.0%	23.7%	23.3%	22.8%
Operating Income	**348.9**	**196.6**	**28.3**	**11.5**	**32.4**	**5.1**	**247.5**
Change year-on-year	(3.4)	3.4	12.5	6.5	2.7	(8.2)	(15.2)
(% change)	(1.0)%	1.8%	79.2%	131.9%	9.2%	(61.6)%	(5.8)%
Forecasts for FY2013	1,230.0	284.0	65.0	20.0	112.0	90.0	840.0
(% progress)	28.4%	69.2%	43.5%	57.7%	29.0%	5.7%	29.5%
Income Before Income Taxes [2]	**356.1**	**196.0**	**36.0**	**15.7**	**39.9**	**6.1**	**252.5**
Change year-on-year	9.5	3.6	13.6	7.9	4.9	(5.8)	(12.3)
(% change)	2.7%	1.9%	61.1%	100.9%	14.2%	(48.8)%	(4.7)%
Forecasts for FY2013	1,280.0	280.0	80.0	28.0	122.0	82.0	850.0
(% progress)	27.8%	70.0%	45.0%	56.4%	32.7%	7.5%	29.7%
Net Income	**166.7** [3]	**195.6**	**24.6**	**12.5**	**24.7**	**2.2**	**158.0** [4]
Change year-on-year	10.2	3.9	10.5	5.7	2.6	(4.7)	(6.3)
(% change)	6.5%	2.0%	75.1%	83.2%	11.8%	(67.9)%	(3.8)%
Forecasts for FY2013	585.0	282.0	50.0	23.0	75.0	45.0	510.0
(% progress)	28.5%	69.4%	49.4%	54.6%	33.0%	5.0%	31.0%

(1) The number of consolidated subsidiaries is 841 and the number of companies accounted for under the equity method is 103.
(2) "Income Before Income Taxes" for NTT (Holding Company), NTT East, NTT West, NTT Communications and NTT DATA represent their recurring profits.
(3) "Net Income" for NTT Consolidated represents "Net income attributable to NTT, excluding noncontrolling interests."
(4) "Net Income" for NTT DOCOMO represents "Net income attributable to NTT DOCOMO, excluding noncontrolling interests."

Financial Results for the three Months Ended June 30, 2013

—22—

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Appendices

Calculation of ARPU

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, “INS-NET” and “FLET’S Hikari,” by the number of active subscribers to the relevant services.

In the case of our mobile business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Mobile (“FOMA”) services and revenues from Mobile (“Xi”) services (i.e., basic monthly charges, voice/packet communication charges and revenues from providing services incidental to “FOMA” and “Xi” services), by the number of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges.

We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

Notes

(1)We compute the following four categories of ARPU for business conducted by each of NTT East and NTT West.

Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from “FLET’S ADSL” and “FLET’S ISDN,” which are included in operating revenues from IP Services.

Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from “FLET’S ADSL.“INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for “INS-NET” Subscriber Lines and revenues from “FLET’S ISDN.”

FLET’S Hikari ARPU: Calculated based on revenues from “FLET’S Hikari” (including “FLET’S Hikari” optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for “Hikari Denwa,” and revenues from “FLET’S Hikari” optional services, which are included in Supplementary Business revenues.

“FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

Commencing in the fiscal year ending March 31, 2014, NTT East and NTT West began including in their respective FLET’S Hikari ARPU calculations revenues from NTT East’s and NTT West’s “FLET’S VPN WIDE” virtual private network option. These revenues are part of NTT East’s and NTT West’s operating revenues from IP services. As a result of this new calculation methodology, NTT East’s and NTT West’s FLET’S Hikari ARPU for the three months ended Jun. 30, 2012, Sept. 30, 2012, Dec. 31, 2012 and Mar. 31., 2013 and for the fiscal year ended March 31 ,2013 include revenues from “FLET’S VPN WIDE” as stated below.

FY2012/1Q: NTT East 20 yen, NTT West 10 yen FY2012/2Q: NTT East 20 yen, NTT West 20 yen FY2012/3Q: NTT East 20 yen, NTT West 20 yen FY2012/4Q: NTT East 20 yen, NTT West 20 yen FY2012 Results: NTT East 20 yen, NTT West 20 yen

The forecast for the fiscal year ending March 31, 2014 disclosed on May 10, 2013 have not been revised to include revenues from “FLET’S VPN Wide”, estimated as follows: NTT East 30yen, NTT West 30yen

(2)Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

(3)For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined based on the number of subscriptions for each service.

(4)In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and INS-NET Subscriber Lines ARPU, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

(5)For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on the number of “FLET’S Hikari” subscribers, including “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

(6)The following is the formula we use to compute ARPU for mobile business conducted by NTT DOCOMO.

Mobile Aggregate ARPU (“FOMA”+“Xi”) = Voice ARPU (“FOMA”+“Xi”) + Packet ARPU (“FOMA”+“Xi”) + Smart ARPU (“FOMA”+“Xi”).

Our Voice ARPU (“FOMA”+“Xi”) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges attributable to our “FOMA” and “Xi” services, and our Packet ARPU (“FOMA”+“Xi”) is based on operating revenues related to packet services, such as flat monthly fees and packet communication charges attributable to our “FOMA” and “Xi” services and our Smart ARPU (“FOMA”+“Xi”) is based on operating revenues from a part of Other Operating Revenues attributable to “FOMA” and “Xi” wireless communications services (content services related revenues, fee collection agency commissions, handset warranty service revenues, advertising revenues, etc.).

(7)We started to use the Smart ARPU metric during the three months ended September 30, 2012. As a result, Smart ARPU will now be included in Mobile Aggregate ARPU. In addition, the following amounts content services related revenuesthat were formerly included in Packet ARPU will now be reclassified as Smart ARPU: 90 yen out of Packet ARPU revenues for the three months ended June 30, 2012; 80 yen out of Packet ARPU revenues for the three months ended September 30, 2012; 90 yen out of Packet ARPU revenues for the three months ended December 31, 2012; 80 yen out of Packet ARPU revenues for the three months ended March 31, 2013; 80 yen out of Packet ARPU revenues for the twelve months ended March 31, 2013; and 90 yen out of Packet ARPU revenues for the three months ended June 30, 2013.

(8)Communications module service, phone number storage service and mail address storage service subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU.

(9)Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

FY Results: Sum of number of active subscribers** for each month from Apr. to Mar.

FY Forecast: Sum of the average expected active number of subscribers during the fiscal year ((number of subscribers at Mar. 31, 2013 + number of expected subscribers at Mar. 31, 2014)/2)x12

(10)Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

FY Results/FY Forecast: Sum of number of active subscribers**/expected number of active subscribers** for each month from Apr. to Mar.

**active subscribers = (number of subscribers at end of previous month + number of subscribers at end of current month)/2

Financial Results for the three Months Ended June 30, 2013

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

August 5, 2013

FOR IMMEDIATE RELEASE

Financial Statements for the Three Months Ended June 30, 2013

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for the three months ended June 30, 2013 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

For inquiries, please contact:

Mr. Yasuhiro Kawamori or Mr. Chikashi Sakurai

Accounting Section, Finance Division

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-3331

E-mail: kessan_info@sinoa.east.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2013	June 30, 2013	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	484,112	479,302	(4,809)
Antenna facilities	4,643	4,578	(65)
Terminal equipment	55,006	52,690	(2,315)
Local line facilities	846,814	844,822	(1,992)
Long-distance line facilities	4,608	4,518	(89)
Engineering facilities	621,339	617,326	(4,013)
Submarine line facilities	1,520	1,436	(83)
Buildings	455,586	454,305	(1,281)
Construction in progress	36,097	33,769	(2,327)
Other	268,012	265,444	(2,567)
Total property, plant and equipment	2,777,740	2,758,195	(19,544)
Intangible fixed assets	92,108	92,824	715
Total fixed assets - telecommunications businesses	2,869,848	2,851,020	(18,828)
Investments and other assets
Other investments and assets	210,652	213,205	2,553
Allowance for doubtful accounts	(898)	(849)	49
Total investments and other assets	209,754	212,356	2,602
Total fixed assets	3,079,602	3,063,376	(16,226)

Current assets:
Cash and bank deposits	59,223	15,986	(43,236)
Notes receivable	7	110	103
Accounts receivable, trade	261,400	241,325	(20,074)
Supplies	36,206	34,295	(1,910)
Other current assets	215,233	171,634	(43,598)
Allowance for doubtful accounts	(1,826)	(1,729)	97
Total current assets	570,243	461,623	(108,620)

TOTAL ASSETS	3,649,846	3,525,000	(124,846)

	(Millions of yen)
	March 31, 2013	June 30, 2013		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	576,195		606,195	30,000
Liability for employees’ retirement benefits	222,469		226,259	3,789
Reserve for point services	6,658		7,800	1,142
Reserve for unused telephone cards	12,647		12,284	(363)
Asset retirement obligations	602		550	(52)
Other long-term liabilities	11,856		11,545	(311)
Total long-term liabilities	830,430		864,635	34,204
Current liabilities:
Current portion of long-term borrowings from parent company	168,155		127,787	(40,367)
Accounts payable, trade	93,597		49,168	(44,429)
Accrued taxes on income	7,681	*	4,330	(3,351)
Other current liabilities	401,697		339,235	(62,461)
Total current liabilities	671,132		520,522	(150,610)

TOTAL LIABILITIES	1,501,563		1,385,157	(116,405)

NET ASSETS
Shareholders’ equity:
Common stock	335,000		335,000	—
Capital surplus	1,499,726		1,499,726	—
Earned surplus	313,284		304,477	(8,807)
Total shareholders’ equity	2,148,011		2,139,204	(8,807)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	271		638	366
Total unrealized gains (losses), translation adjustments, and others	271		638	366

TOTAL NET ASSETS	2,148,283		2,139,842	(8,440)

TOTAL LIABILITIES AND NET ASSETS	3,649,846		3,525,000	(124,846)

Note:	*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan.

However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2012		Three months ended June 30, 2013		Increase (Decrease)	Year ended March 31, 2013
Telecommunications businesses:
Operating revenues		420,110		410,349	(9,761)	1,689,238
Operating expenses		407,220		385,444	(21,776)	1,636,091
Operating income from telecommunications businesses		12,889		24,905	12,015	53,146

Supplementary businesses:
Operating revenues		29,390		28,068	(1,322)	142,559
Operating expenses		26,480		24,662	(1,818)	130,634
Operating income from supplementary businesses		2,910		3,406	496	11,924
Operating income		15,800		28,311	12,511	65,071

Non-operating revenues:
Interest income		14		19	5	62
Dividends received		1,312		3,517	2,204	2,494
Lease and rental income		10,916		11,172	255	43,166
Miscellaneous income		1,748		672	(1,075)	14,467
Total non-operating revenues		13,991		15,382	1,390	60,190

Non-operating expenses:
Interest expenses		2,273		1,854	(419)	8,792
Lease and rental expenses		4,568		5,305	736	24,063
Miscellaneous expenses		567		479	(88)	3,512
Total non-operating expenses		7,410		7,638	228	36,368
Recurring profit		22,381		36,054	13,673	88,893
Special losses		2,177		—	(2,177)	7,980
Income before income taxes		20,204		36,054	15,850	80,912
Income taxes	*	6,103	*	11,362	5,258	28,090
Net income		14,100		24,692	10,592	52,822

Note:

*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan.

However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2012	Three months ended June 30, 2013	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2013
Voice transmission services revenues (excluding IP services revenues)	150,805	133,852	(16,952)	(11.2)	579,196
Monthly charge revenues*	107,996	97,375	(10,620)	(9.8)	417,852
Call rates revenues*	12,632	11,047	(1,585)	(12.5)	47,939
Interconnection call revenues*	19,011	16,422	(2,589)	(13.6)	72,378
IP services revenues	202,485	211,697	9,212	4.5	835,886
Leased circuit services revenues (excluding IP services revenues)	31,938	29,888	(2,050)	(6.4)	122,777
Telegram services revenues	4,381	4,154	(226)	(5.2)	16,107
Other telecommunications services revenues	30,500	30,756	255	0.8	135,270

Telecommunications total revenues	420,110	410,349	(9,761)	(2.3)	1,689,238

Supplementary business total revenues	29,390	28,068	(1,322)	(4.5)	142,559

Total operating revenues	449,501	438,418	(11,083)	(2.5)	1,831,797

*	Partial listing only

August 5, 2013

FOR IMMEDIATE RELEASE

Financial Statements for the Three Months Ended June 30, 2013

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for the three months ended June 30, 2013 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

For inquiries, please contact:

Takashi Sasaki or Yusuke Umeda

Accounting Section, Finance Division

Nippon Telegraph and Telephone West Corporation

Tel: +81-6-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2013	June 30, 2013	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	468,937	460,183	(8,753)
Antenna facilities	6,816	6,682	(134)
Terminal equipment	18,408	18,202	(205)
Local line facilities	923,767	923,308	(459)
Long-distance line facilities	2,597	2,576	(20)
Engineering facilities	562,018	558,197	(3,820)
Submarine line facilities	2,096	1,988	(108)
Buildings	376,023	370,117	(5,905)
Construction in progress	30,453	30,859	406
Other	226,593	224,850	(1,742)
Total property, plant and equipment	2,617,712	2,596,968	(20,744)
Intangible fixed assets	71,968	69,689	(2,279)
Total fixed assets - telecommunications businesses	2,689,681	2,666,657	(23,024)
Investments and other assets
Other investments and assets	150,915	153,024	2,108
Allowance for doubtful accounts	(249)	(227)	22
Total investments and other assets	150,665	152,796	2,130
Total fixed assets	2,840,347	2,819,454	(20,893)

Current assets:
Cash and bank deposits	29,799	19,773	(10,026)
Notes receivable	8	21	13
Accounts receivable, trade	219,908	191,150	(28,758)
Supplies	38,222	36,735	(1,486)
Other current assets	176,844	148,785	(28,059)
Allowance for doubtful accounts	(1,362)	(1,241)	121
Total current assets	463,421	395,225	(68,195)

TOTAL ASSETS	3,303,768	3,214,680	(89,088)

	(Millions of yen)
	March 31, 2013	June 30, 2013		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	951,797		951,797	—
Liability for employees’ retirement benefits	221,270		224,946	3,675
Reserve for point services	4,882		4,496	(386)
Reserve for unused telephone cards	11,960		11,616	(343)
Asset retirement obligations	309		341	31
Other long-term liabilities	10,448		9,471	(977)
Total long-term liabilities	1,200,669		1,202,668	1,998
Current liabilities:
Current portion of long-term borrowings from parent company	182,057		151,738	(30,318)
Accounts payable, trade	72,315		41,375	(30,940)
Accrued taxes on income	1,005	*	599	(405)
Other current liabilities	336,852		322,942	(13,910)
Total current liabilities	592,231		516,656	(75,574)

TOTAL LIABILITIES	1,792,900		1,719,324	(73,575)

NET ASSETS
Shareholders’ equity:
Common stock	312,000		312,000	—
Capital surplus	1,170,054		1,170,054	—
Earned surplus	28,645		13,127	(15,517)
Total shareholders’ equity	1,510,699		1,495,181	(15,517)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	169		174	4
Total unrealized gains (losses), translation adjustments, and others	169		174	4

TOTAL NET ASSETS	1,510,868		1,495,355	(15,513)

TOTAL LIABILITIES AND NET ASSETS	3,303,768		3,214,680	(89,088)

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan.

However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2012		Three months ended June 30, 2013		Increase (Decrease)	Year ended March 31, 2013
Telecommunications businesses:
Operating revenues		374,609		358,622	(15,987)	1,482,982
Operating expenses		372,416		350,479	(21,936)	1,474,459
Operating income from telecommunications businesses		2,193		8,142	5,949	8,523

Supplementary businesses:
Operating revenues		28,385		30,227	1,841	144,998
Operating expenses		25,599		26,821	1,221	134,317
Operating income from supplementary businesses		2,786		3,406	620	10,681
Operating income		4,979		11,549	6,569	19,205

Non-operating revenues:
Interest income		4		8	4	10
Dividends received		836		1,875	1,038	858
Lease and rental income		9,378		9,107	(270)	37,029
Miscellaneous income		774		543	(230)	4,887
Total non-operating revenues		10,994		11,535	541	42,785

Non-operating expenses:
Interest expenses		3,787		3,389	(397)	14,942
Lease and rental expenses		4,174		3,837	(337)	16,727
Miscellaneous expenses		155		73	(81)	1,938
Total non-operating expenses		8,117		7,300	(816)	33,607
Recurring profit		7,856		15,783	7,927	28,382
Income before income taxes		7,856		15,783	7,927	28,382
Income taxes	*	998	*	3,221	2,222	7,443
Net income		6,857		12,562	5,704	20,939

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan.

However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2012	Three months ended June 30, 2013	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2013
Voice transmission services revenues (excluding IP services revenues)	150,451	134,767	(15,684)	(10.4)	579,801
Monthly charge revenues*	107,302	97,539	(9,762)	(9.1)	416,088
Call rates revenues*	11,470	10,176	(1,294)	(11.3)	43,864
Interconnection call revenues*	21,049	18,254	(2,795)	(13.3)	80,143
IP services revenues	163,077	166,991	3,914	2.4	660,902
Leased circuit services revenues (excluding IP services revenues)	29,126	26,311	(2,814)	(9.7)	112,172
Telegram services revenues	4,931	4,574	(357)	(7.2)	18,484
Other telecommunications services revenues	27,022	25,977	(1,045)	(3.9)	111,621

Telecommunications total revenues	374,609	358,622	(15,987)	(4.3)	1,482,982

Supplementary business total revenues	28,385	30,227	1,841	6.5	144,998

Total operating revenues	402,995	388,850	(14,145)	(3.5)	1,627,981

*	Partial listing only

August 5, 2013

FOR IMMEDIATE RELEASE

NTT Com Announces Financial Results for the Three Months Ended June 30, 2013

TOKYO, JAPAN – NTT Communications Corporation (NTT Com) announced today its financial results for the three months ended June 30, 2013. Please see the following attachments for further details:

I.	Non-Consolidated Comparative Balance Sheets

II.	Non-Consolidated Comparative Statements of Income

III.	Business Results (Non-Consolidated Operating Revenues)

IV.	Financial Results of NTT Communications Group

#    #    #

About NTT Communications Corporation

NTT Communications provides consultancy, architecture, security and cloud services to optimize the information and communications technology (ICT) environments of enterprises. These offerings are backed by the company’s worldwide infrastructure, including leading global tier-1 IP network, Arcstar Universal One™ VPN network reaching 160 countries/regions, and over 140 secure data centers. NTT Communications’ solutions leverage the global resources of NTT Group companies including Dimension Data, NTT DOCOMO and NTT DATA.

www.ntt.com | Twitter@NTT Communications | Facebook@NTT Communications | LinkedIn@NTT

For more information

(Mr.) Masaya Okazaki or (Mr.) Masato Uchiyama

Accounting and Taxation, Finance, NTT Communications

Tel: +81 3 6700 4311

Email: info-af@ntt.com

I. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2013	June 30, 2013	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	145,637	142,150	(3,487)
Antenna facilities	1,459	1,545	86
Terminal equipment	764	736	(28)
Local line facilities	810	785	(25)
Long-distance line facilities	7,122	6,861	(261)
Engineering facilities	54,238	53,755	(483)
Submarine line facilities	20,482	19,420	(1,061)
Buildings	138,995	137,241	(1,753)
Construction in progress	8,303	8,446	143
Other	85,621	84,767	(854)
Total property, plant and equipment	463,434	455,709	(7,725)
Intangible fixed assets	82,864	80,287	(2,576)
Total fixed assets - telecommunications businesses	546,299	535,996	(10,302)
Investments and other assets
Investment securities	166,291	164,405	(1,885)
Investments in subsidiaries and affiliated companies	167,637	167,737	100
Other investments and assets	42,591	42,328	(262)
Allowance for doubtful accounts	(232)	(229)	2
Total investments and other assets	376,287	374,241	(2,046)
Total fixed assets	922,587	910,238	(12,348)

Current assets:
Cash and bank deposits	9,593	18,367	8,773
Notes receivable	25	181	156
Accounts receivable, trade	181,157	161,926	(19,230)
Supplies	8,024	8,067	42
Other current assets	119,298	94,719	(24,578)
Allowance for doubtful accounts	(2,148)	(1,776)	371
Total current assets	315,951	281,486	(34,465)

TOTAL ASSETS	1,238,538	1,191,724	(46,814)

	(Millions of yen)
	March 31, 2013	June 30, 2013		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	60,080		60,080	—
Liability for employees’ retirement benefits	84,126		85,542	1,415
Reserve for point services	3,674		3,492	(182)
Reserve for unused telephone cards	5,292		5,140	(152)
Asset retirement obligations	600		604	3
Other long-term liabilities	17,609		16,780	(828)
Total long-term liabilities	171,383		171,640	256

Current liabilities:
Current portion of long-term borrowings from parent company	3,586		3,473	(113)
Accounts payable, trade	25,136		18,539	(6,596)
Short-term borrowings	730		5,280	4,550
Accounts payable, other	176,150		142,366	(33,783)
Accrued taxes on income	15,134	*	4,977	(10,157)
Allowance for losses on construction	21		83	62
Allowance for loss on disaster	6		6	—
Other current liabilities	34,788		43,787	8,999
Total current liabilities	255,554		218,514	(37,039)

TOTAL LIABILITIES	426,938		390,155	(36,783)

NET ASSETS
Shareholders’ equity:
Common stock	211,763		211,763	—
Capital surplus	131,615		131,615	—
Earned surplus	391,104		382,332	(8,772)
Total shareholders’ equity	734,483		725,711	(8,772)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	77,116		75,858	(1,258)
Total unrealized gains (losses), translation adjustments, and others	77,116		75,858	(1,258)

TOTAL NET ASSETS	811,600		801,569	(10,030)

TOTAL LIABILITIES AND NET ASSETS	1,238,538		1,191,724	(46,814)

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan.

However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

II. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2012		Three months ended June 30, 2013		Increase (Decrease)	Year ended March 31, 2013
Telecommunications businesses:
Operating revenues		196,159		188,031	(8,127)	775,217
Operating expenses		166,277		157,061	(9,216)	664,162
Operating income from telecommunications businesses		29,881		30,969	1,088	111,054

Supplementary businesses:
Operating revenues		34,406		37,443	3,036	169,594
Operating expenses		34,557		35,935	1,378	162,512
Operating income (losses) from supplementary businesses		(150)		1,507	1,658	7,082
Operating income		29,730		32,477	2,747	118,137

Non-operating revenues:
Interest income		53		83	30	227
Dividends received		4,335		5,872	1,536	7,517
Lease and rental income		3,198		3,263	65	13,099
Miscellaneous income		96		135	38	3,868
Total non-operating revenues		7,683		9,354	1,670	24,712

Non-operating expenses:
Interest expenses		475		389	(86)	1,690
Lease and rental expenses		1,698		1,355	(342)	6,967
Miscellaneous expenses		272		149	(123)	4,463
Total non-operating expenses		2,446		1,894	(551)	13,121
Recurring profit		34,967		39,937	4,969	129,728

Special profits		—		—	—	24,021
Special losses		—		—	—	31,895
Income before income taxes		34,967		39,937	4,969	121,853
Income taxes	*	12,855	*	15,208	2,353	56,542
Net income		22,112		24,728	2,616	65,311

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan.

However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

III. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2012	Three months ended June 30, 2013	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2013
Voice transmission services revenues (excluding IP services revenues)	75,616	69,107	(6,509)	(8.6)	293,931
IP services revenues	92,471	92,431	(40)	(0.0)	371,860
Open computer network services revenues*	38,842	38,561	(281)	(0.7)	155,892
VPN services revenues*	39,315	39,740	425	1.1	158,732
Data communications revenues (excluding IP services revenues)	17,552	16,300	(1,251)	(7.1)	67,670
Leased circuit services revenues*	13,153	12,128	(1,024)	(7.8)	50,328
Solution services revenues	37,885	41,226	3,341	8.8	183,960
Others	7,039	6,408	(630)	(9.0)	27,388

Total operating revenues	230,565	225,474	(5,090)	(2.2)	944,812

Note:	VPN services revenues mainly include revenues from services of Arcstar Universal One, Arcstar IP-VPN, Arcstar Global IP-VPN, e-VLAN, Global e-VLAN, Group-VPN and a part of GIGASTREAM. The amounts of “IP-Virtual private network services revenues” (including Arcstar IP-VPN services revenues), and “Wide-Area Ethernet services revenues” (including e-VLAN services revenues), partially listed in the previous fiscal year, for the three months ended June 30, 2013 are 16,168 million yen and 11,172 million yen, respectively.

*	Partial listing only

IV. Financial Results of NTT Communications Group

	(Millions of yen)
	Three months ended June 30, 2012	Three months ended June 30, 2013	Increase (Decrease)	Percent Increase (Decrease)
Operating revenues	289,991	288,955	(1,036)	(0.4)
Operating expenses	259,718	253,713	(6,005)	(2.3)
Operating income	30,273	35,242	4,969	16.4

August 5, 2013

Nippon Telegraph and Telephone Corporation

Supplementary Data for

the Three Months Ended June 30, 2013

The projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

1.	Number of Subscribers

	(in thousands except for Public Telephones)
	A As of Mar. 31, 2013	B As of Jun. 30, 2013			C As of Mar. 31, 2014 (Forecast)

		D			E
			Change	Progress		Change
			B-A	D/E		C-A
Telephone Subscriber Lines(1)	25,042	24,497	(545)	24.6%	22,823	(2,220)
NTT East	12,289	12,008	(281)	24.0%	11,117	(1,172)
NTT West	12,753	12,489	(264)	25.2%	11,706	(1,048)
INS-Net(2)	3,724	3,632	(92)	21.7%	3,299	(425)
NTT East	1,914	1,864	(50)	21.9%	1,686	(228)
NTT West	1,810	1,768	(43)	21.6%	1,613	(197)
Telephone Subscriber Lines + INS-Net	28,766	28,129	(638)	24.1%	26,121	(2,645)
NTT East	14,203	13,872	(331)	23.6%	12,803	(1,400)
NTT West	14,563	14,256	(307)	24.7%	13,318	(1,245)
Public Telephones	210,448	207,184	(3,264)	19.1%	193,348	(17,100)
NTT East	100,564	99,049	(1,515)	21.0%	93,364	(7,200)
NTT West	109,884	108,135	(1,749)	17.7%	99,984	(9,900)
FLET’S ISDN	127	122	(5)	29.9%	110	(17)
NTT East	58	55	(3)	25.5%	48	(10)
NTT West	69	67	(3)	35.8%	62	(7)
FLET’S ADSL	1,848	1,751	(98)	24.3%	1,446	(402)
NTT East	858	803	(55)	22.0%	608	(250)
NTT West	990	948	(43)	28.0%	838	(152)
FLET’S Hikari(3)	17,300	17,521	220	22.0%	18,300	1,000
NTT East	9,750	9,902	151	30.3%	10,250	500
NTT West	7,550	7,619	69	13.8%	8,050	500
FLET’S Hikari LIGHT	661	715	54	15.4%	1,011	350
NTT East	437	459	22	14.4%	587	150
NTT West	224	257	32	16.1%	424	200
Hikari Denwa	15,169	15,412	242	19.4%	16,419	1,250
NTT East	8,085	8,233	149	21.2%	8,785	700
NTT West	7,084	7,178	94	17.1%	7,634	550
Conventional Leased Circuit Services	260	257	(3)	21.4%	247	(13)
NTT East	128	127	(1)	23.2%	122	(6)
NTT West	132	130	(1)	19.7%	125	(7)
High Speed Digital Services	152	149	(3)	34.5%	144	(7)
NTT East	80	78	(2)	41.2%	76	(4)
NTT West	72	71	(1)	26.6%	69	(3)
NTT Group Major ISPs(4)	11,611	11,531	(80)	27.4%	11,318	(293)
OCN	8,207	8,165	(42)	18.0%	7,975	(232)
Plala	3,071	3,031	(40)	57.5%	3,002	(69)
Hikari TV	2,453	2,520	66	12.1%	3,000	547
FLET’S TV Transmission Services	1,003	1,032	29	15.2%	1,193	190
NTT East	714	731	16	16.4%	814	100
NTT West	289	302	13	14.0%	379	90
Mobile(5)	61,536	61,623	87	4.7%	63,390	1,850
FOMA(6)	49,970	47,425	(2,545)	21.4%	38,090	(11,880)
Xi	11,566	14,198	2,632	19.2%	25,300	13,730
i-mode	32,688	30,689	(1,998)	23.1%	24,030	(8,656)
sp-mode	18,285	19,921	1,636	18.4%	27,160	8,878

Notes:	(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

	(2)	“INS-Net” includes “INS-Net 64” and “INS-Net 1500.” In terms of number of channels, transmission rate, and line use rate (base rate), “INS-Net 1500” is in all cases roughly ten times greater than “INS-Net 64.” For this reason, one “INS-Net 1500” subscription is calculated as ten “INS-Net 64” subscriptions (“INS-Net 64 Lite Plan” is included).

	(3)	Number of FLET’S Hikari subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

	(4)	“NTT Group Major ISPs” includes “WAKWAK” and “InfoSphere,” in addition to “OCN” and “Plala.”

	(5)	Number of Mobile service subscribers includes communication module service subscribers, in addition to “FOMA” service and “Xi” service subscribers.

	(6)	Effective March 3, 2008, FOMA services became mandatory for subscription to “2in1” services. Such FOMA service subscriptions to “2in1” services are included in the number of Mobile service subscribers and also in the number of FOMA service subscribers.

2.	Number of Employees

	(Person)
	A As of Jun. 30, 2012	B As of Jun. 30, 2013		C As of Mar. 31, 2014 (Forecast)(1)
			Change
			B-A
NTT Consolidated	232,350	230,250	(2,100)	226,750
Core Group Companies
NTT (Holding Company)	2,950	2,950	0	2,900
NTT East	6,350	6,150	(200)	5,700
NTT West	5,350	5,150	(200)	5,050
NTT Communications	8,150	7,050	(1,100)	6,900
NTT DATA (Consolidated)	60,150	61,950	1,800	64,350
NTT DOCOMO (Consolidated)	23,950	24,800	850	24,150
(Reference) Outsourcing Companies(1)
East Outsourcing Companies	33,400	30,550	(2,850)	27,750
West Outsourcing Companies	34,650	30,900	(3,750)	27,500

Note:	(1)	Figures for East Outsourcing Companies include the consolidated prefectural outsourcing companies (NTT EAST-TOKYO and others), NTT-ME and NTT EAST SOLUTIONS, while figures for West Outsourcing Companies include the consolidated regional outsourcing companies (NTT WEST-KANSAI and others), NTT MARKETING ACT, NTT NEOMEIT and NTT HOMETECHNO.

3.	Capital Investment

	(Billions of yen)
	A Three Months Ended Jun. 30, 2012	B Three Months Ended Jun. 30, 2013			C Year Ending Mar. 31, 2014 (Forecast)
			Change	Progress
			B-A	B/C
NTT Consolidated	405.7	377.6	(28.1)	20.2%	1,870.0
Core Group Companies
NTT (Holding Company)	5.9	4.1	(1.8)	14.4%	29.0
NTT East	76.8	79.2	2.3	22.6%	350.0
NTT West	77.0	69.2	(7.8)	20.4%	340.0
NTT Communications	14.2	16.3	2.0	14.8%	110.0
NTT DATA (Consolidated)	21.8	27.1	5.3	18.3%	148.0
NTT DOCOMO (Consolidated)	177.4	145.4	(32.0)	20.8%	700.0

4.	Financial Results and Projections (NTT Consolidated, NTT (Holding Company))

	(Billions of yen)
	A Three Months Ended Jun. 30, 2012	B Three Months Ended Jun. 30, 2013			C Year Ending Mar. 31, 2014 (Forecast)
			Change	Progress
			B-A	B/C
NTT Consolidated (US GAAP)
Operating Revenues(*)	2,575.9	2,609.1	33.2	23.7%	11,000.0
Fixed Voice Related Services	433.1	391.0	(42.2)	—	—
Mobile Voice Related Services	337.6	271.3	(66.3)	—	—
IP/Packet Communications Services	926.2	940.5	14.3	—	—
Sales of Telecommunications Equipment	168.4	231.6	63.2	—	—
System Integration	455.1	487.3	32.3	—	—
Other	255.5	287.4	31.9	—	—
Operating Expenses(*)	2,223.6	2,260.2	36.6	23.1%	9,770.0
Cost of Services (exclusive of items shown separately below)	562.4	556.6	(5.8)	—	—
Cost of Equipment Sold (exclusive of items shown separately below)	179.4	198.1	18.7	—	—
Cost of System Integration (exclusive of items shown separately below)	303.2	336.6	33.4	—	—
Depreciation and Amortization	460.3	456.5	(3.8)	—	—
Impairment Loss	0.2	0.1	(0.1)	—	—
Selling, General and Administrative Expenses	718.1	712.2	(5.9)	—	—
Write-Down of Goodwill and Other Intangible Assets	—	0.1	0.1	—	—
Operating Income	352.3	348.9	(3.4)	28.4%	1,230.0
Income Before Income Taxes	346.6	356.1	9.5	27.8%	1,280.0
Net Income Attributable to NTT	156.6	166.7	10.2	28.5%	585.0
(Ref.) Details of “Cost of Services,” “Cost of Equipment Sold,” “Cost of System Integration” and “Selling, General and Administrative Expenses”
Personnel	522.8	533.3	10.5	—	—
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	1,153.2	1,177.7	24.5	—	—
Loss on Disposal of Property, Plant and Equipment	31.0	34.1	3.1	—	—
Other Expenses	56.1	58.5	2.3	—	—
Total	1,763.1	1,803.6	40.4	—	—
NTT (Holding Company) (JPN GAAP)
Operating Revenues	227.3	229.8	2.5	53.1%	433.0
Operating Expenses	34.1	33.2	(0.8)	22.3%	149.0
Operating Income	193.1	196.6	3.4	69.2%	284.0
Non-Operating Revenues	9.5	8.8	(0.7)	25.3%	35.0
Non-Operating Expenses	10.3	9.4	(0.9)	24.1%	39.0
Recurring Profit	192.3	196.0	3.6	70.0%	280.0
Net Income	191.7	195.6	3.9	69.4%	282.0

Notes:	(*)	Effective as of three months ended Jun. 30, 2013, in conjunction with NTT Group’s current state of business and initiatives such as efforts to expand into new business areas in the mobile communications business, NTT has reclassified, among other things, part of its “Mobile Voice Related Services revenues” and “IP/Packet Communications Services revenues” as “Other revenues,” and part of its Other revenues as “System Integration revenues.” Results for the three months ended Jun. 30, 2012 reflect such reclassification.

4.	Financial Results and Projections (NTT East, NTT West)

	(Billions of yen)
	A Three Months Ended Jun. 30, 2012	B Three Months Ended Jun. 30, 2013			C Year Ending Mar. 31, 2014 (Forecast)(3)
			Change	Progress
			B-A	B/C
NTT East (JPN GAAP)
Operating Revenues	449.5	438.4	(11.0)	24.6%	1,783.0
Voice Transmission Services (excluding IP)(1)	150.8	133.8	(16.9)	26.1%	512.0
IP Services(2)	202.4	211.6	9.2	25.1%	843.0
Leased Circuit (excluding IP)	31.9	29.8	(2.0)	25.5%	117.0
Telegraph	4.3	4.1	(0.2)	27.7%	15.0
Other	30.5	30.7	0.2	19.9%	296.0
Supplementary Business	29.3	28.0	(1.3)
Operating Expenses	433.7	410.1	(23.5)	23.9%	1,718.0
Personnel	27.7	26.8	(0.8)	24.9%	108.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	282.1	266.3	(15.8)	23.5%	1,135.0
Depreciation and Amortization	96.6	90.7	(5.8)	25.1%	361.0
Loss on Disposal of Property, Plant and Equipment	8.4	7.1	(1.3)	16.9%	42.0
Taxes and Public Dues	18.6	18.9	0.3	26.4%	72.0
Operating Income	15.8	28.3	12.5	43.5%	65.0
Non-Operating Revenues	13.9	15.3	1.3	34.2%	45.0
Non-Operating Expenses	7.4	7.6	0.2	25.5%	30.0
Recurring Profit	22.3	36.0	13.6	45.0%	80.0
Net Income	14.1	24.6	10.5	49.4%	50.0
NTT West (JPN GAAP)
Operating Revenues	402.9	388.8	(14.1)	24.4%	1,592.0
Voice Transmission Services (excluding IP)(1)	150.4	134.7	(15.6)	25.9%	521.0
IP Services(2)	163.0	166.9	3.9	24.4%	684.0
Leased Circuit (excluding IP)	29.1	26.3	(2.8)	24.8%	106.0
Telegraph	4.9	4.5	(0.3)	28.6%	16.0
Other	27.0	25.9	(1.0)	21.2%	265.0
Supplementary Business	28.3	30.2	1.8
Operating Expenses	398.0	377.3	(20.7)	24.0%	1,572.0
Personnel	26.6	24.5	(2.0)	24.4%	101.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	255.6	242.3	(13.2)	23.5%	1,033.0
Depreciation and Amortization	88.3	83.1	(5.1)	25.4%	327.0
Loss on Disposal of Property, Plant and Equipment	10.1	9.8	(0.2)	22.0%	45.0
Taxes and Public Dues	17.2	17.2	0.0	26.1%	66.0
Operating Income	4.9	11.5	6.5	57.7%	20.0
Non-Operating Revenues	10.9	11.5	0.5	29.6%	39.0
Non-Operating Expenses	8.1	7.3	(0.8)	23.6%	31.0
Recurring Profit	7.8	15.7	7.9	56.4%	28.0
Net Income	6.8	12.5	5.7	54.6%	23.0

Notes:	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the three months ended Jun. 30, 2013 include monthly charges, call charges and interconnection charges of 97.3 billion yen, 11.0 billion yen and 16.4 billion yen for NTT East, and 97.5 billion yen, 10.1 billion yen and 18.2 billion yen for NTT West, respectively.

	(2)	Operating Revenues from IP Services of NTT East and NTT West for the three months ended Jun. 30, 2013 include “FLET’S Hikari” and “Hikari Denwa” charges (including monthly charges, call charges and connection device charges) of 119.3 billion yen and 43.7 billion yen for NTT East, and 93.8 billion yen and 35.9 billion yen for NTT West, respectively. “FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

	(3)	Beginning on Apr. 1, 2013, NTT Group has revised its estimate of the expected life of metal cables based on actual utilization to reflect an extended expected life. Forecast figures for the fiscal year ending Mar. 31, 2014 reflect these revisions.

4.	Financial Results and Projections (NTT Communications, Dimension Data)

	(Billions of yen)
	A Three Months Ended Jun. 30, 2012	B Three Months Ended Jun. 30, 2013			C Year Ending Mar. 31, 2014 (Forecast)
			Change	Progress
			B-A	B/C
NTT Communications (JPN GAAP)
Operating Revenues	230.5	225.4	(5.0)	24.4%	925.0
Voice Transmission Services (excluding IP)(1)	75.6	69.1	(6.5)	25.7%	269.0
IP Services(1)	92.4	92.4	(0.0)	24.8%	372.0
Data Transmission Services (excluding IP)(1)	17.5	16.3	(1.2)	27.2%	60.0
Leased Circuit(1)	13.1	12.1	(1.0)	27.0%	45.0
Solutions Business	37.8	41.2	3.3	20.7%	199.0
Other	7.0	6.4	(0.6)	25.6%	25.0
Operating Expenses	200.8	192.9	(7.8)	23.7%	813.0
Personnel	22.8	20.4	(2.4)	24.9%	82.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	93.1	90.5	(2.5)	23.5%	608.0
Communication Network Charges	56.1	52.2	(3.8)
Depreciation and Amortization	24.8	25.9	1.1	24.7%	105.0
Loss on Disposal of Property, Plant and Equipment	0.7	0.6	(0.0)	11.1%	6.0
Taxes and Public Dues	3.0	3.0	(0.0)	25.3%	12.0
Operating Income	29.7	32.4	2.7	29.0%	112.0
Non-Operating Revenues	7.6	9.3	1.6	42.5%	22.0
Non-Operating Expenses	2.4	1.8	(0.5)	15.8%	12.0
Recurring Profit	34.9	39.9	4.9	32.7%	122.0
Net Income	22.1	24.7	2.6	33.0%	75.0
Dimension Data (IFRS)(2)(3)
Operating Revenues	112.9	127.6	14.7	22.3%	571.0
Operating Expenses(4)	110.3	125.7	15.4	22.7%	554.0
Operating Income(5)	2.6	1.9	(0.7)	11.3%	17.0
Net Income Attributable to NTT	1.6	1.0	(0.5)	—	—

Notes:	(1)	Beginning with the three months ended Jun. 30, 2013, NTT consolidated IP-VPN and Wide-area Ethernet operating revenues into VPN operating revenues. Operating Revenues from Voice Transmission Services (excluding IP) of NTT Communications for the three months ended Jun. 30, 2013 include revenues from telephone subscriber lines (35.1 billion yen). Operating Revenues from IP Services include revenues from OCN (38.5 billion yen) and VPN (39.7 billion yen). Operating Revenues from Leased Circuit include conventional leased circuits (0.6 billion yen) and high-speed digital (5.0 billion yen). IP-VPN and Wide-area Ethernet operating revenues for the three months ended Jun. 30, 2013 were 16.1 billion yen and 11.1 billion yen, respectively.

	(2)	Since Dimension Data’s statements of income from January 1 to December 31 are consolidated into NTT’s consolidated statements of income from April 1 to March 31, Dimension Data’s financial results for the three months ended March 31, 2012 are stated under “A. Three Months Ended Jun. 30, 2012,” Dimension Data’s financial results for the three months ended March 31, 2013 is stated under “B. Three Months Ended Jun. 30, 2013” and Dimension Data’s forecast for the twelve months ending December 31, 2013 are stated under “C. Year Ending Mar. 31, 2014 (Forecast).”

	(3)	Conversion Rate for Dimension Data figures: USD1.00 = JPY92.46

	(4)	Operating Expenses include costs associated with the acquisition of Dimension Data by NTT.

	(5)	Operating Income for the three months ended Jun. 30, 2013 under US GAAP was (0.9) billion yen.

4.	Financial Results and Projections (NTT DATA, NTT DOCOMO)

	(Billions of yen)
	A Three Months Ended Jun. 30, 2012	B Three Months Ended Jun. 30, 2013			C Year Ending Mar. 31, 2014 (Forecast)
			Change	Progress
			B-A	B/C
NTT DATA Consolidated (JPN GAAP)
Operating Revenues(1)	294.0	294.1	0.1	22.1%	1,330.0
Public & Financial IT Services	162.2	157.2	(5.0)	21.5%	730.0
Enterprise IT Services	68.1	56.8	(11.3)	18.7%	304.0
Solutions & Technologies	38.0	39.9	1.9	22.8%	175.0
Global Business	57.5	73.1	15.5	27.1%	270.0
Elimination or Corporate	(31.9)	(32.8)	(0.9)	22.1%	(149.0)
Cost of Sales	222.2	227.2	5.0	22.7%	1,000.0
Gross Profit	71.8	66.8	(4.9)	20.3%	330.0
Selling, General and Administrative Expenses	58.4	61.7	3.2	25.7%	240.0
Operating Income	13.3	5.1	(8.2)	5.7%	90.0
Non-Operating Income (Loss)	(1.3)	1.0	2.3	—	(8.0)
Recurring Profit	12.0	6.1	(5.8)	7.5%	82.0
Net Income	7.0	2.2	(4.7)	5.0%	45.0
NTT DOCOMO Consolidated (US GAAP)
Operating Revenues(2)	1,072.3	1,113.6	41.3	24.0%	4,640.0
Mobile Communications Services	809.5	749.9	(59.6)	25.1%	2,990.0
Voice Revenues	342.1	274.9	(67.1)	26.6%	1,034.0
Packet Communications Revenues	467.4	474.9	7.5	24.3%	1,956.0
Equipment Sales	148.8	212.5	63.6	21.5%	986.0
Other Operating Revenues	114.0	151.2	37.3	22.8%	664.0
Operating Expenses	809.7	866.1	56.4	22.8%	3,800.0
Personnel	71.8	72.0	0.1	24.6%	292.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	506.5	550.3	43.8	22.0%	2,500.0
Depreciation and Amortization	157.5	166.6	9.2	23.0%	725.0
Loss on Disposal of Property, Plant and Equipment	9.7	14.1	4.4	23.5%	60.0
Communication Network Charges	54.4	53.1	(1.3)	28.7%	185.0
Taxes and Public Dues	9.8	10.0	0.2	26.3%	38.0
Operating Income	262.6	247.5	(15.2)	29.5%	840.0
Non-Operating Income (Loss)	2.2	5.0	2.8	50.1%	10.0
Income Before Income Taxes	264.8	252.5	(12.3)	29.7%	850.0
Net Income Attributable to NTT DOCOMO	164.3	158.0	(6.3)	31.0%	510.0

Note:	(1)	Beginning with the three months ended Sept. 30, 2012, the three previously reported segments of “Public & Financial IT Services,” “Enterprise IT Services” and “Solutions and Technologies” have been reclassified four reported segments: “Public & Financial IT Services,” “Enterprise IT Services,” “Solutions and Technologies” and “Global Business.” The segment information for the fiscal year ended Mar. 31, 2012 has been presented based on the reclassified segment structure.

	(2)	Certain reclassifications have been made to “Operation Revenues” for the same period of the previous fiscal year to conform to the presentation used for the three months ended Jun. 30, 2013.

5.	Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to each designated service on a per user basis. In the case of NTT Group’s fixed-line business, ARPU is calculated by dividing revenue items included in the operating revenues of NTT Group’s regional communications business segment, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the number of Active Subscribers to the relevant services.

In the case of mobile communications business, ARPU is calculated by dividing revenue items included in operating revenues from NTT Group’s mobile communications business segment, such as revenues from FOMA mobile phone services and Xi mobile phone services, that are incurred consistently each month (i.e., basic monthly charges and voice/packet transmission charges), by the number of Active Subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage, such as telecommunications equipment sales, activation fees and universal service charges.

NTT believes that its ARPU figures calculated in this way provide useful information regarding the monthly average usage of its subscribers. The revenue items included in the numerators of NTT Group’s ARPU figures are based on its financial results comprising its U.S. GAAP results of operations.

	(Yen)
	Three Months Ended Jun. 30, 2012 (From Apr. to Jun., 2012)	Three Months Ended Jun. 30, 2013 (From Apr. to Jun., 2013)	Year Ended Mar. 31, 2013	Year Ending Mar. 31, 2014 (Forecast)
NTT East
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,820	2,760	2,810	2,750
Telephone Subscriber Lines ARPU	2,460	2,410	2,450	2,400
INS-NET Subscriber Lines ARPU	5,050	5,030	5,060	5,030
FLET’S Hikari ARPU	5,890	5,750	5,860	5,700
NTT West
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,730	2,690	2,720	2,690
Telephone Subscriber Lines ARPU	2,420	2,380	2,410	2,380
INS-NET Subscriber Lines ARPU	4,880	4,880	4,890	4,850
FLET’S Hikari ARPU	5,910	5,840	5,880	5,770
NTT DOCOMO
Mobile Aggregate ARPU (FOMA+Xi)	4,930	4,610	4,840	4,570
Voice ARPU (FOMA+Xi)	1,900	1,470	1,730	1,340
Packet ARPU (FOMA+Xi)	2,660	2,680	2,690	2,720
Smart ARPU (FOMA+Xi)	370	460	420	510

Notes :	(1)	We compute the following four categories of ARPU for business conducted by each of NTT East and NTT West.

		•		Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from “FLET’S ADSL” and “FLET’S ISDN,” which are included in operating revenues from IP Services.

		•		Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from “FLET’S ADSL.”

		•		INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for “INS-NET” Subscriber Lines and revenues from “FLET’S ISDN.”

		•		FLET’S Hikari ARPU: Calculated based on revenues from “FLET’S Hikari” (including “FLET’S Hikari” optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for “Hikari Denwa,” and revenues from “FLET’S Hikari” optional services, which are included in Supplementary Business revenues.

		—		“FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

		—		Commencing in the fiscal year ending Mar. 31, 2014, NTT East and NTT West began including in their respective FLET’S Hikari ARPU calculations revenues from NTT East’s and NTT West’s “FLET’S VPN WIDE” virtual private network option. These revenues are part of NTT East’s and NTT West’s operating revenues from IP services. As a result of this new calculation methodology, NTT East’s and NTT West’s FLET’S Hikari ARPU for the three months ended Jun. 30, 2012, Sept. 30, 2012, Dec. 31, 2012 and Mar. 31, 2013 and for the fiscal year ended Mar. 31, 2013 include revenues from “FLET’S VPN WIDE” as stated below.

•       FY2012/1Q: NTT East 20yen, NTT West 10yen

•       FY2012/2Q: NTT East 20yen, NTT West 20yen

•       FY2012/3Q: NTT East 20yen, NTT West 20yen

•       FY2012/4Q: NTT East 20yen, NTT West 20yen

•       FY2012 Results: NTT East 20yen, NTT West 20yen

The forecast for the fiscal year ending March 31, 2014 disclosed on May 10, 2013 have not been revised to include revenues from “FLET’S VPN Wide,” estimated as follows: NTT East 30yen, NTT West 30yen

	(2)	Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

	(3)	For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined based on the number of subscriptions for each service.

	(4)	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and INS-NET Subscriber Lines ARPU, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

	(5)	For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on the number of “FLET’S Hikari” subscribers, including “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

	(6)	The following is the formula we use to compute ARPU for mobile business conducted by NTT DOCOMO.

		•		Mobile Aggregate ARPU (“FOMA”+“Xi”) = Voice ARPU (“FOMA”+“Xi”) + Packet ARPU (“FOMA”+“Xi”) + Smart ARPU (“FOMA”+“Xi”).

—       NTT DOCOMO’s Voice ARPU (“FOMA”+“Xi”) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges attributable to our “FOMA” and “Xi” services, and our Packet ARPU (“FOMA”+“Xi”) is based on operating revenues related to packet services, such as flat monthly fees and packet communication charges attributable to our “FOMA” and “Xi” services and our Smart ARPU (“FOMA”+“Xi”) is based on operating revenues from a part of Other Operating Revenues attributable to “FOMA” and “Xi” wireless communications services (content services related revenues, fee collection agency commissions, handset warranty service revenues, advertising revenues, etc.).

	(7)	NTT DOCOMO began using the Smart ARPU metric from the three months ended Sept. 30, 2012. As a result, Smart ARPU is now included in Mobile Aggregate ARPU. In addition, the following amounts (content services related revenues) that were formerly included in Packet ARPU are now classified as Smart ARPU: 90 yen out of Packet ARPU revenues for the three months ended Jun. 30, 2012; and 80 yen out of Packet ARPU revenues for the year ended Mar. 31, 2013.

	(8)	Communications module service, phone number storage service and mail address storage service subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU.

	(9)	Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

			—	1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

			—	2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

			—	3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

			—	4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

			—	FY Results : Sum of number of active subscribers** for each month from Apr. to Mar.

			—	FY Forecast: Sum of the average expected active number of subscribers during the fiscal year ((number of subscribers at Mar. 31, 2013 + number of expected subscribers at Mar. 31, 2014)/2)x12

	(10)	Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

			—	1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

			—	2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

			—	3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

			—	4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

			—	FY Results/FY Forecast: Sum of number of active subscribers**/expected number of active subscribers** for each month from Apr. to Mar.

**active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

6.	Interest-Bearing Liabilities (Consolidated)

(Billions of yen)
		As of Mar. 31, 2013	As of Jun. 30, 2013	As of Mar. 31, 2014 (Forecast)
Interest-Bearing Liabilities		4,036.0	4,263.0	4,000.0

7. Indices (Consolidated)
		Year Ending Mar. 31, 2013	Three Months Ended Jun. 30, 2013	Year Ending Mar. 31, 2014 (Forecast)
EBITDA		3,207.4 billion yen	822.9 billion yen	3,215.0 billion yen
EBITDA Margin		30.0%	31.5%	29.2%
Operating FCF		1,237.5 billion yen	445.3 billion yen	1,345.0 billion yen
ROCE		6.1%	— %	6.1%

Note :	Reconciliation of Indices are as follows.

8. Reconciliation of Financial Indices (Consolidated)
		Year Ended Mar. 31, 2013	Three Months Ended Jun. 30, 2013	Year Ending Mar. 31, 2014 (Forecast)
EBITDA (a+b)		3,207.4 billion yen	822.9 billion yen	3,215.0 billion yen
a	Operating Income	1,202.0 billion yen	348.9 billion yen	1,230.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	2,005.5 billion yen	474.0 billion yen	1,985.0 billion yen
EBITDA Margin [(c/d)X100]		30.0%	31.5%	29.2%
a	Operating Income	1,202.0 billion yen	348.9 billion yen	1,230.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	2,005.5 billion yen	474.0 billion yen	1,985.0 billion yen
c	EBITDA (a+b)	3,207.4 billion yen	822.9 billion yen	3,215.0 billion yen
d	Operating Revenues	10,700.7 billion yen	2,609.1 billion yen	11,000.0 billion yen
Operating FCF [(c-d)]		1,237.5 billion yen	445.3 billion yen	1,345.0 billion yen
a	Operating Income	1,202.0 billion yen	348.9 billion yen	1,230.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	2,005.5 billion yen	474.0 billion yen	1,985.0 billion yen
c	EBITDA (a+b)	3,207.4 billion yen	822.9 billion yen	3,215.0 billion yen
d	Capital Investment	1,970.0 billion yen	377.6 billion yen	1,870.0 billion yen
ROCE [(b/c)X100]		6.1%	— %	6.1%
a	Operating Income	1,202.0 billion yen	— billion yen	1,230.0 billion yen
	(Normal Statutory Tax Rate)	38%	— %	38%
b	Operating Income X (1 - Normal Statutory Tax Rate)	742.1 billion yen	— billion yen	759.4 billion yen
c	Operating Capital Employed	12,255.8 billion yen	— billion yen	12,410.6 billion yen

Note :	Figures for capital investment are the accrual-based amounts required for acquisition of Property, Plant and Equipment and Intangible Assets. The differences from the figures for “Payments for Property, Plant and Equipment” and “Payments for Acquisition of Intangible Assets” in the consolidated statements of cash flows are as described in the reconciliation below.

(Billions of yen)
			Year Ended Mar. 31, 2013	Three Months Ended Jun. 30, 2013
Payments for Property, Plant and Equipment			1,538.1	426.5
Payments for Acquisition of Intangible Assets			446.6	105.3
Total			1,984.7	531.9
Difference from Capital Investment			14.7	154.3